UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-266555) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2024

Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Executive Officer / Group CFO

UNAUDITED INTERIM CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024

On November 29, 2024, we published our unaudited interim consolidated financial statements as of and for the six months ended September 30, 2024 prepared in accordance with Japanese GAAP as part of our interim securities report (hanki hokokusho) for the same period filed by us with the relevant Japanese authorities. We have included in this report on Form 6-K an English translation of the unaudited interim consolidated financial statements and the notes thereto included in such interim securities report. Japanese GAAP differs in certain respects from U.S. GAAP. For a description of certain differences between U.S. GAAP and Japanese GAAP, see “Item 5. Operating and Financial Review and Prospects—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission.

Financial Information

1.

Mizuho Financial Group, Inc. (“MHFG”) is a specified business company under Article 18, Paragraph 2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc. and prepares the interim consolidated financial statements.

2.

The interim consolidated financial statements of MHFG are prepared in accordance with the “Ordinance on the Terminology, Forms, and Preparation Methods of Consolidated Financial Statements” (Ordinance of the Ministry of Finance No. 28 of 1976). The classification of assets and liabilities and that of income and expenses are in accordance with the “Ordinance for Enforcement of the Banking Act” (Ordinance of the Ministry of Finance No. 10 of 1982).

Additionally, MHFG is subject to a company listed in the upper column of No. 2 in the table of Article 24-5, Paragraph 1 of the Financial Instruments and Exchange Act, and prepares “dainishu” interim consolidated financial statements pursuant to Part 1 and Part 4 of the “Ordinance on the Terminology, Forms, and Preparation Methods of Consolidated Financial Statements.”

3.

Ernst & Young ShinNihon LLC conducted a semiannual audit on the interim consolidated financial statements of MHFG for the six months ended September 30, 2024, pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Act.

I. Interim Consolidated Financial Statements

(1) Interim Consolidated Balance Sheet

	(Millions of yen)
	As of March 31, 2024		As of September 30, 2024
Assets
Cash and Due from Banks	*5	72,968,900	*5	71,620,559
Call Loans and Bills Purchased		1,259,964		1,121,682
Receivables under Resale Agreements		20,533,096		22,657,784
Guarantee Deposits Paid under Securities Borrowing Transactions		2,357,463		2,177,103
Other Debt Purchased		4,174,891		3,690,073
Trading Assets	*5	21,381,444	*5	21,567,775
Money Held in Trust		583,647		612,755
Securities	*1, *2, *3, *5, *12	38,245,422	*1, *2, *3, *5, *12	38,188,142
Loans and Bills Discounted	*3, *4, *5, *6	92,778,781	*3, *4, *5, *6	92,354,009
Foreign Exchange Assets	*3, *4	2,259,701	*3, *4	2,212,641
Derivatives other than for Trading Assets		2,606,667		2,845,012
Other Assets	*3, *5	7,364,363	*3, *5	6,379,668
Tangible Fixed Assets	*7, *8	1,139,470	*7, *8	1,093,441
Intangible Fixed Assets		725,142		755,656
Net Defined Benefit Asset		847,116		863,709
Deferred Tax Assets		135,428		83,115
Customers’ Liabilities for Acceptances and Guarantees	*3	10,098,502	*3	9,861,424
Reserves for Possible Losses on Loans		(787,848)		(729,659)
Reserve for Possible Losses on Investments		(4)		(5)

Total Assets		278,672,151		277,354,891

	(Millions of yen)
	As of March 31, 2024		As of September 30, 2024
Liabilities
Deposits	*5	159,854,668	*5	155,675,626
Negotiable Certificates of Deposit		11,590,532		12,193,562
Call Money and Bills Sold		1,660,682		2,819,989
Payables under Repurchase Agreements	*5	38,103,216	*5	38,716,833
Guarantee Deposits Received under Securities Lending Transactions	*5	1,306,422	*5	1,362,370
Commercial Paper		1,165,988		1,005,716
Trading Liabilities		13,836,028		13,690,008
Borrowed Money	*5, *9	5,449,852	*5, *9	5,689,002
Foreign Exchange Liabilities		900,034		1,122,353
Short-term Bonds		565,736		749,612
Bonds and Notes	*10	11,999,712	*10	12,372,001
Due to Trust Accounts		983,877		1,033,963
Derivatives other than for Trading Liabilities		3,818,518		4,158,134
Other Liabilities		6,618,151		5,815,545
Reserve for Bonus Payments		185,977		123,860
Reserve for Variable Compensation		2,527		1,168
Net Defined Benefit Liability		67,151		67,502
Reserve for Director and Corporate Auditor Retirement Benefits		541		432
Reserve for Possible Losses on Sales of Loans		8,645		8,761
Reserve for Contingencies		19,321		16,461
Reserve for Reimbursement of Deposits		10,378		8,840
Reserve for Reimbursement of Debentures		25,125		23,718
Reserves under Special Laws		3,781		3,772
Deferred Tax Liabilities		27,058		26,497
Deferred Tax Liabilities for Revaluation Reserve for Land	*7	57,583	*7	46,410
Acceptances and Guarantees		10,098,502		9,861,424

Total Liabilities		268,360,016		266,593,572

Net Assets
Common Stock		2,256,767		2,256,767
Capital Surplus		1,129,730		1,129,731
Retained Earnings		5,538,891		5,990,738
Treasury Stock		(9,402)		(9,539)

Total Shareholders’ Equity		8,915,987		9,367,698

Net Unrealized Gains (Losses) on Other Securities		929,815		947,280
Deferred Gains or Losses on Hedges		(298,280)		(305,050)
Revaluation Reserve for Land	*7	126,879	*7	101,564
Foreign Currency Translation Adjustments		344,250		372,540
Remeasurements of Defined Benefit Plans		214,337		198,141
Own Credit Risk Adjustments, Net of Tax		(452)		(527)

Total Accumulated Other Comprehensive Income		1,316,550		1,313,948

Stock Acquisition Rights		5		5
Non-controlling Interests		79,591		79,667

Total Net Assets		10,312,135		10,761,319

Total Liabilities and Net Assets		278,672,151		277,354,891

(2) Interim Consolidated Statement of Income and Interim Consolidated Statement of Comprehensive Income

  Interim Consolidated Statement of Income

	(Millions of yen)
	For the six months ended September 30, 2023		For the six months ended September 30, 2024
Ordinary Income		4,244,507		4,585,215
Interest Income		2,706,494		3,045,939
Interest on Loans and Bills Discounted		1,361,163		1,373,557
Interest and Dividends on Securities		293,228		431,507
Fiduciary Income		30,458		30,291
Fee and Commission Income		485,482		512,874
Trading Income		725,069		558,460
Other Operating Income		194,063		228,699
Other Ordinary Income	*1	102,938	*1	208,950
Ordinary Expenses		3,670,413		3,838,136
Interest Expenses		2,251,880		2,563,082
Interest on Deposits		832,381		874,568
Fee and Commission Expenses		101,128		110,088
Trading Expenses		432,114		—
Other Operating Expenses		43,524		182,395
General and Administrative Expenses		782,989		877,168
Other Ordinary Expenses	*2	58,775	*2	105,401

Ordinary Profits		574,093		747,079

Extraordinary Gains	*3	24,072	*3	49,527
Extraordinary Losses	*4	1,842	*4	5,447

Income before Income Taxes		596,323		791,158

Income Taxes:
Current		134,897		187,649
Deferred		43,760		35,483

Total Income Taxes		178,658		223,133

Profit		417,665		568,025

Profit Attributable to Non-controlling Interests		1,911		1,884

Profit Attributable to Owners of Parent		415,753		566,141

Interim Consolidated Statement of Comprehensive Income
	(Millions of yen)
	For the six months ended September 30, 2023	For the six months ended September 30, 2024
Profit	417,665	568,025
Other Comprehensive Income	139,992	23,813
Net Unrealized Gains (Losses) on Other Securities	(98,538)	18,120
Deferred Gains or Losses on Hedges	64,183	(6,897)
Foreign Currency Translation Adjustments	182,210	18,117
Remeasurements of Defined Benefit Plans	(25,736)	(15,925)
Own Credit Risk Adjustments, Net of Tax	28	(75)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	17,844	10,474

Comprehensive Income	557,657	591,838

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	552,666	588,854
Comprehensive Income Attributable to Non-controlling Interests	4,991	2,983

(3) Interim Consolidated Statement of Changes in Net Assets

  For the six months ended September 30, 2023

	(Millions of yen)
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,129,267	5,093,911	(8,786)	8,471,160
Cumulative Effects of Changes in Accounting Policies			(1,883)		(1,883)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,256,767	1,129,267	5,092,027	(8,786)	8,469,276
Changes during the period
Cash Dividends			(107,882)		(107,882)
Profit Attributable to Owners of Parent			415,753		415,753
Repurchase of Treasury Stock				(2,360)	(2,360)
Disposition of Treasury Stock		0		2,706	2,706
Transfer from Revaluation Reserve for Land			1,529		1,529
Changes in Retained Earnings by Decreasing of Equity Method Affiliates and Others			231		231
Net Changes in Items other than Shareholders’ equity

Total Changes during the period	—	0	309,631	346	309,978

Balance as of the end of the period	2,256,767	1,129,267	5,401,659	(8,439)	8,779,254

	Accumulated Other Comprehensive Income							Stock Acquisition Rights	Non- controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Own Credit Risk Adjustments, Net of Tax	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	564,495	(358,102)	129,321	144,093	182,306	19	662,133	5	75,163	9,208,463
Cumulative Effects of Changes in Accounting Policies							—			(1,883)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	564,495	(358,102)	129,321	144,093	182,306	19	662,133	5	75,163	9,206,579
Changes during the period
Cash Dividends										(107,882)
Profit Attributable to Owners of Parent										415,753
Repurchase of Treasury Stock										(2,360)
Disposition of Treasury Stock										2,706
Transfer from Revaluation Reserve for Land										1,529
Changes in Retained Earnings by Decreasing of Equity Method Affiliates and Others										231
Net Changes in Items other than Shareholders’ equity	(99,774)	63,815	(1,529)	198,790	(25,947)	28	135,382	—	1,475	136,857

Total Changes during the period	(99,774)	63,815	(1,529)	198,790	(25,947)	28	135,382	—	1,475	446,835

Balance as of the end of the period	464,720	(294,287)	127,792	342,883	156,359	48	797,516	5	76,638	9,653,415

  For the six months ended September 30, 2024

	(Millions of yen)
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,129,730	5,538,891	(9,402)	8,915,987
Changes during the period
Cash Dividends			(139,610)		(139,610)
Profit Attributable to Owners of Parent			566,141		566,141
Repurchase of Treasury Stock				(2,772)	(2,772)
Disposition of Treasury Stock		1		2,636	2,637
Transfer from Revaluation Reserve for Land			25,315		25,315
Net Changes in Items other than Shareholders’ equity

Total Changes during the period	—	1	451,846	(136)	451,710

Balance as of the end of the period	2,256,767	1,129,731	5,990,738	(9,539)	9,367,698

	Accumulated Other Comprehensive Income							Stock Acquisition Rights	Non- controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Own Credit Risk Adjustments, Net of Tax	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	929,815	(298,280)	126,879	344,250	214,337	(452)	1,316,550	5	79,591	10,312,135
Changes during the period
Cash Dividends										(139,610)
Profit Attributable to Owners of Parent										566,141
Repurchase of Treasury Stock										(2,772)
Disposition of Treasury Stock										2,637
Transfer from Revaluation Reserve for Land										25,315
Net Changes in Items other than Shareholders’ equity	17,464	(6,770)	(25,315)	28,290	(16,195)	(75)	(2,601)	—	75	(2,526)

Total Changes during the period	17,464	(6,770)	(25,315)	28,290	(16,195)	(75)	(2,601)	—	75	449,184

Balance as of the end of the period	947,280	(305,050)	101,564	372,540	198,141	(527)	1,313,948	5	79,667	10,761,319

(4) Interim Consolidated Statement of Cash Flows

	(Millions of yen)
	For the six months ended September 30, 2023	For the six months ended September 30, 2024
Cash Flow from Operating Activities
Income before Income Taxes	596,323	791,158
Depreciation	82,469	93,560
Losses on Impairment of Fixed Assets	321	1,564
Amortization of Goodwill	1,915	3,598
Equity in Loss (Gain) from Investments in Affiliates	(23,565)	(27,771)
Increase (Decrease) in Reserves for Possible Losses on Loans	(26,835)	(56,765)
Increase (Decrease) in Reserve for Possible Losses on Investments	1	0
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	(3,513)	115
Increase (Decrease) in Reserve for Contingencies	3,004	(2,842)
Increase (Decrease) in Reserve for Bonus Payments	(49,854)	(56,591)
Increase (Decrease) in Reserve for Variable Compensation	(1,119)	(1,359)
Decrease (Increase) in Net Defined Benefit Asset	19,243	(32,099)
Increase (Decrease) in Net Defined Benefit Liability	(1,730)	(372)
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	(3)	(109)
Increase (Decrease) in Reserve for Reimbursement of Deposits	(1,534)	(1,538)
Increase (Decrease) in Reserve for Reimbursement of Debentures	(1,526)	(1,407)
Interest Income - accrual basis	(2,706,494)	(3,045,939)
Interest Expenses - accrual basis	2,251,880	2,563,082
Losses (Gains) on Securities	(57,339)	(146,335)
Losses (Gains) on Money Held in Trust	356	(514)
Foreign Exchange Losses (Gains) - net	(940,408)	685,703
Losses (Gains) on Disposition of Fixed Assets	(3,769)	(32,238)
Losses (Gains) on Revision of Retirement Benefit Plan	—	(9,015)
Losses (Gains) on Cancellation of Employee Retirement Benefit Trust	(18,782)	(3,788)
Decrease (Increase) in Trading Assets	(5,804,642)	(560,035)
Increase (Decrease) in Trading Liabilities	3,754,559	(35,999)
Decrease (Increase) in Derivatives other than for Trading Assets	(1,586,509)	(253,372)
Increase (Decrease) in Derivatives other than for Trading Liabilities	2,212,090	353,337
Decrease (Increase) in Loans and Bills Discounted	252,728	(422,171)
Increase (Decrease) in Deposits	(6,646,951)	(3,419,380)
Increase (Decrease) in Negotiable Certificates of Deposit	3,258,637	860,863
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	628,542	250,345
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	102,408	(787)
Decrease (Increase) in Call Loans, etc.	(2,117,802)	(2,011,283)
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	79,157	180,360
Increase (Decrease) in Call Money, etc.	4,861,463	3,463,557
Increase (Decrease) in Commercial Paper	(438,587)	(94,194)
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	333,499	55,948
Decrease (Increase) in Foreign Exchange Assets	29,605	(18,388)
Increase (Decrease) in Foreign Exchange Liabilities	177,391	222,258
Increase (Decrease) in Short-term Bonds (Liabilities)	9,747	183,876
Increase (Decrease) in Bonds and Notes	85,465	70,696
Increase (Decrease) in Due to Trust Accounts	(450,758)	50,086
Interest and Dividend Income - cash basis	2,597,879	3,021,212
Interest Expenses - cash basis	(2,247,681)	(2,696,385)
Other - net	856,211	(1,159,212)

Subtotal	(934,503)	(1,238,572)

Cash Refunded (Paid) in Income Taxes	(209,751)	16,420

Net Cash Provided by (Used in) Operating Activities	(1,144,255)	(1,222,151)

	(Millions of yen)
	For the six months ended September 30, 2023		For the six months ended September 30, 2024
Cash Flow from Investing Activities
Payments for Purchase of Securities		(45,547,491)		(38,088,448)
Proceeds from Sale of Securities		18,823,965		26,467,039
Proceeds from Redemption of Securities		20,695,428		11,964,533
Payments for Increase in Money Held in Trust		(47,958)		(35,511)
Proceeds from Decrease in Money Held in Trust		2,329		6,172
Payments for Purchase of Tangible Fixed Assets		(25,734)		(31,440)
Payments for Purchase of Intangible Fixed Assets		(78,099)		(119,135)
Proceeds from Sale of Tangible Fixed Assets		9,824		86,513
Payment from Sales of Stocks of Subsidiaries (affecting the scope of consolidation)		7,927		2,970

Net Cash Provided by (Used in) Investing Activities		(6,159,809)		252,694

Cash Flow from Financing Activities
Proceeds from Issuance of Subordinated Bonds		499,000		514,500
Payments for Redemption of Subordinated Bonds		(95,000)		(135,000)
Proceeds from Investments by Non-controlling Shareholders		23		341
Cash Dividends Paid		(107,843)		(139,509)
Cash Dividends Paid to Non-controlling Shareholders		(3,534)		(3,289)
Payments for Repurchase of Treasury Stock		(2,360)		(2,772)
Proceeds from Sale of Treasury Stock		2,706		2,637
Net Cash Provided by (Used in) Financing Activities		292,991		236,905

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents		1,495,963		(556,569)

Net Increase (Decrease) in Cash and Cash Equivalents		(5,515,109)		(1,289,121)

Cash and Cash Equivalents at the beginning of the period		65,825,681		71,165,815

Cash and Cash Equivalents at the end of the period	*1	60,310,571	*1	69,876,694

Notes to Interim Consolidated Financial Statements

Fundamental and Important Matters for the Preparation of Interim Consolidated Financial Statements

1.	Scope of Consolidation

(1)	Number of consolidated subsidiaries: 226

Names of principal companies:

Mizuho Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

Change in scope of consolidation

During the six months ended September 30, 2024, Mizuho Pochette Co., Ltd. and twenty-four other companies were newly included in the scope of consolidation as a result of establishment.

During the six months ended September 30, 2024, Mizuho EB Service, Ltd. and seventeen other companies were excluded from the scope of consolidation as a result of dissolution and other factors.

(2)	Number of non-consolidated subsidiaries: 0

2.	Application of the Equity Method

(1)	Number of non-consolidated subsidiaries under the equity method: 0

(2)	Number of affiliates under the equity method: 26

Names of principal companies:

Custody Bank of Japan, Ltd.

Orient Corporation

Mizuho Leasing Company, Limited

Change in scope of equity method

During the six months ended September 30, 2024, Japan Blue M&A Advisory, Ltd. was newly included in the scope of equity method as a result of establishment.

(3)	Number of non-consolidated subsidiaries not under the equity method: 0

(4)	Affiliates not under the equity method:

Pec International Leasing Co., Ltd.

Affiliates not under the equity method are excluded from the scope of the equity method since such exclusion has no material effect on MHFG’s interim consolidated financial statements in terms of Net Income (Loss) (amount corresponding to MHFG’s equity position), Retained Earnings (amount corresponding to MHFG’s equity position), Accumulated Other Comprehensive Income (amount corresponding to MHFG’s equity position) and others.

3.	Interim Balance Sheet Dates of Consolidated Subsidiaries

(1)	Interim balance sheet dates of consolidated subsidiaries are as follows:

June 30	42 companies
September 30	184 companies

(2)

Of the subsidiaries with an interim balance sheet date of June 30, 3 companies were consolidated based on its tentative interim financial statement as of and for the period ended the interim balance sheet date. Other consolidated subsidiaries were consolidated based on their interim financial statements as of and for the period ended their respective interim balance sheet dates.

The necessary adjustments have been made to the interim financial statements for any significant transactions that took place between their respective interim balance sheet dates and the date of the interim consolidated financial statements.

4.	Standards of Accounting Method

(1)	Credited Loans pursuant to Trading Securities and Trading Income & Expenses

Credited loans held for the purpose of trading are, in line with trading securities, recognized on a trade date basis and recorded in Other Debt Purchased on the interim consolidated balance sheet. Other Debt Purchased related to the relevant credited loans is stated at fair value at the interim consolidated balance sheet date.

Interest received and the gains or losses on the sale of the relevant credited loans during the six months ended September 30, 2024, including the gains or losses resulting from any change in the value between the beginning and the end of the six months ended September 30, 2024, are recognized in Other Operating Income and Other Operating Expenses on the interim consolidated statement of income.

(2)	Trading Assets & Liabilities and Trading Income & Expenses

Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the interim consolidated balance sheet. Income or expenses generated on the relevant trading transactions are recorded in Trading Income or Trading Expenses on the interim consolidated statement of income.

Securities and other monetary claims held for trading purposes are stated at fair value at the interim consolidated balance sheet date. Derivative financial products, such as swaps, futures and option transactions, are stated at fair value, assuming that such transactions are terminated and settled at the interim consolidated balance sheet date.

Trading Income and Trading Expenses include the interest received and the interest paid during the six months ended September 30, 2024, the gains or losses resulting from any change in the value of securities and other monetary claims between the beginning and the end of the six months ended September 30, 2024, and the gains or losses resulting from any change in the value of financial derivatives between the beginning and the end of the six months ended September 30, 2024, assuming they were settled at the end of the six months ended September 30, 2024.

For financial derivatives, fair value is calculated on the basis of net assets or liabilities after offsetting financial assets and liabilities with respect to specific market risks and specific credit risk.

(3)	Securities

(a)

Bonds held to maturity are stated at amortized cost (straight-line method) and determined by the moving average method. Investments in affiliates not under the equity method are stated at acquisition cost and determined by the moving average method. Other Securities are stated at market price (cost of securities sold is calculated primarily by the moving average method). Stocks and others without a quoted market price are stated at acquisition cost and determined by the moving average method.

The net unrealized gains (losses) on Other Securities are included directly in Net Assets, net of applicable income taxes after excluding gains and losses as a result of the fair-value hedge method.

(b)	Securities which are held as trust assets in Money Held in Trust accounts are valued in the same way as described in (a) above.

(4)	Derivative Transactions

Derivative transactions (other than transactions for trading purposes) are valued at fair value.

Fair value is calculated on the basis of net assets or liabilities after offsetting financial assets and liabilities with respect to specific market risks and specific credit risk.

(5)	Depreciation of Fixed Assets

1)	Tangible Fixed Assets (Except for Lease Assets)

Depreciation of buildings is computed mainly by the straight-line method, and that of others is computed mainly by the declining-balance method. The amount based on estimated annual depreciation expenses is allocated to each period.

The range of useful lives is as follows:

Buildings	3 years to 50 years
Others	2 years to 20 years

2)	Intangible Fixed Assets (Except for Lease Assets)

Amortization of Intangible Fixed Assets is computed by the straight-line method. Development costs for internally-used software are capitalized and amortized over their estimated useful lives of mainly between five and ten years as determined by MHFG and consolidated subsidiaries.

3)	Lease Assets

Depreciation of lease assets booked in Tangible Fixed Assets and Intangible Fixed Assets which are concerned with finance lease transactions that do not transfer ownership is mainly computed by the same method as the one applied to fixed assets owned by us.

(6)	Deferred Assets

Bond issuance costs are expensed as incurred.

(7)	Reserves for Possible Losses on Loans

Reserves for Possible Losses on Loans of major domestic consolidated subsidiaries are maintained in accordance with internally established standards for write-offs and reserve provisions.

For claims extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation under the Company Law or other similar laws (“Bankrupt Obligors”), and to obligors that are effectively in similar conditions (“Substantially Bankrupt Obligors”), reserves are maintained at the amounts of claims net of direct write-offs described below and the expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees. For claims extended to obligors that are not yet legally or formally bankrupt but are likely to be bankrupt (“Intensive Control Obligors”), reserves are maintained at the amounts deemed necessary based on overall solvency analyses of the amounts of claims net of expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees.

For claims extended to Intensive Control Obligors and Obligors with Restructured Loans and others, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows: (i) if future cash flows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which the reserve is determined as the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and (ii) if future cash flows of the principal and interest cannot be reasonably estimated, reserves are provided for the losses estimated for each individual loan.

For claims extended to other obligors, reserves for the next one year or three years are maintained at rates derived from historical credit loss experience or historical bankruptcy experience for one or three years and making necessary adjustments such as future prospects and others. Reserve for Possible Losses on Loans to Restructuring Countries is maintained in order to cover possible losses based on analyses of the political and economic climates of the countries.

All claims are assessed by each claim origination department in accordance with the internally established “Self-assessment Standard,” and the results of the assessments are verified and examined by the independent examination departments.

In the case of claims to Bankrupt Obligors and Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible (calculated by deducting the anticipated proceeds from the sale of collateral pledged against the claims and amounts that are expected to be recovered from guarantors of the claims) are written off against the respective claims balances. The total directly written-off amount was ¥109,419 million (¥107,611 million at the end of the fiscal year ended March 31, 2024).

Other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience and other factors for general claims and the assessment for each individual loan for other claims.

(Additional Information)

In light of the principles set forth in the report entitled “JFSA’s supervisory approaches to lending business and loan loss provisioning” published by JFSA on December 18, 2019, we have reflected the potential impact of macroeconomic uncertainty and others on credit risks on Reserves for Possible Losses on Loans for some credit. More specifically, we estimate the expected losses using the assumptions adjusted for factors such as the trend in monetary policy and its spillover effects, the impact of prolonged Russia-Ukraine situation, and others. These assumptions include the forecasted GDP growth rate, energy prices, financial variables including interest rates and exchange rates, the future outlook of the business environment for specific portfolio segments, and increased rate of labor cost. There are no material changes in the methods of the above accounting estimates and the major assumptions used in the consolidated financial statements from those of the previous fiscal year.

In addition, expected losses which are assumed may occur in the future due to difficulties in foreign currency cash management influenced by economic sanctions against Russia, in claims for which transfer risk has not been avoided, are recognized as Reserve for Possible Losses on Loans to Restructuring Countries. The expected losses are calculated based on evaluation of Russian country risk and past defaults which are announced by external rating firms and others. The amount of Reserve for Possible Losses on Loans to Restructuring Countries for the six months ended September 30, 2024 is ¥27,075 million, which includes ¥25,495 million against claims related to Russia.

(8)	Reserve for Possible Losses on Investments

Reserve for Possible Losses on Investments is maintained to provide against possible losses on investments in securities, after taking into consideration the financial condition and other factors concerning the investee company.

(9)	Reserve for Bonus Payments

Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the six months ended September 30, 2024, based on the estimated future payments.

(10)	Reserve for Variable Compensation

To prepare for the payments of performance payments and stock compensation to be paid as variable compensation within compensation for directors, executive officers and operating officers of Mizuho Financial Group, Inc., Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd., the amount accrued at the end of the six months ended September 30, 2024 among the estimated payments based on the standard amount regarding variable compensation of the fiscal year ending March 31, 2024 is provided.

(11)	Reserve for Director and Corporate Auditor Retirement Benefits

Reserve for Director and Corporate Auditor Retirement Benefits, which is provided for future retirement benefit payments to directors, corporate auditors, and executive officers, is recognized at the amount accrued by the end of the six months ended September 30, 2024, based on the internally established standards.

(12)	Reserve for Possible Losses on Sales of Loans

Reserve for Possible Losses on Sales of Loans is provided for possible future losses on sales of loans at the amount deemed necessary based on a reasonable estimate of possible future losses.

(13)	Reserve for Contingencies

Reserve for Contingencies is maintained to provide against possible losses from contingencies which are not covered by other specific reserves. The balance is an estimate of possible future losses considered to require a reserve.

(14)	Reserve for Reimbursement of Deposits

Reserve for Reimbursement of Deposits is provided against the losses for the deposits derecognized from liabilities at the estimated amount of future claims for withdrawal by depositors.

(15)	Reserve for Reimbursement of Debentures

Reserve for Reimbursement of Debentures is provided for the debentures derecognized from liabilities at the estimated amount for future claims.

(16)	Reserve under Special Laws

Reserve under Special Laws is Reserve for Contingent Liabilities from Financial Instruments and Exchange.

This is the reserve pursuant to Article 46-5 of the Financial Instruments and Exchange Law and Article 175 of the Cabinet Office Ordinance regarding Financial Instruments Business, etc. to indemnify the losses incurred from accidents in the purchase and sale of securities, other transactions or derivative transactions.

(17)	Accounting Method for Retirement Benefits

In calculating retirement benefit obligations, a benefit formula basis is used as a method of attributing expected retirement benefits to the period up to the end of the six months ended September 30, 2024.

Unrecognized prior service cost and unrecognized actuarial differences are recognized as follows:

Unrecognized prior service cost: Recognized mainly as income or expenses in the period of occurrence.

Unrecognized actuarial difference: Recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the employees (mainly 10 years) of the respective fiscal years.

Certain consolidated subsidiaries apply the simplified method that assumes the amount required for voluntary resignation at the end of the six months ended September 30, 2024 to be retirement benefit obligations in computing net defined benefit liability and retirement benefit expenses.

(18)	Revenues

Securities-related business fees mainly consist of brokerage fees and commissions, and asset-based revenues. Brokerage fees and commissions include fees earned from the execution of customer transactions and sales commissions of stocks, bonds and investment trusts, which are recognized at the point in time on the transaction date with the customer. Asset-based revenues include fees received from investment trust management companies in return for administration services, such as record keeping services, of investment trusts, which are recognized over time in the period when the related service is provided.

Deposits and Lending business fees consist of Deposit-related fees and Lending-related fees. Deposit related fees are within the scope of “Accounting Standard for Revenue Recognition,” while most of Lending-related fees such as commitment fees and arrangement fees are not. Deposit-related fees include account transfer fees, which are recognized at the point in time on the transaction date with the customer or at the point in time when the related service is provided.

Remittance business fees include service charges for domestic and international funds transfers and collections, which are recognized at the point in time when the related service is provided.

Trust-related business fees mainly consist of brokerage commissions of real estate property, consulting fees of real estate property and charged of stock transfer agent services. Brokerage commissions of real estate property are commissions that are received as consideration for services related to real estate brokerage, and are recognized in principle at the time of the conclusion of a sales contract for the subject real estate or trust beneficiary rights. Consulting fees of real estate property are commissions that are received as consideration for services related to real estate consulting, which are recognized at the point in time when the related service is provided or over time in the period when the related service is provided. Stock transfer agent service fees are commissions that are received as consideration for services related to transfer agent business and associated services, which are recognized at the point in time when the related service is provided or over time in the period when the related service is provided.

Agency business fees mainly consist of administration service fees related to MHFG Group’s agency business such as Japan’s principal public lottery program and revenues from standing proxy services related to stocks and others, which are recognized at the point in time when the related service is provided or over time in the period when the related service is provided.

Fees for other customer services include various revenues such as sales commissions of life insurance, service charges for electronic banking, financial advisory fees, and service charges for software development.

Sales commissions of life insurance are received in return for selling insurance products and recognized mainly at the point in time on the transaction date with the customer. Service charges for electronic banking are mainly monthly basic usage fees and recognized over time in the period when the related service is provided.

Financial advisory fees are received as consideration for services supporting market research and business strategy planning, which are recognized over time in the period when the related service is provided. Service charges for software development are recognized mainly over time in the period when the related service is provided.

Fiduciary income mainly consists of trust fees earned through fiduciary asset management and administrative service, which are recognized at the point on creation of the trust or completion date specified in the contract, or over time in the period when the related service is provided.

Part of other ordinary income include underwriting fees from trading securities, credit card interchange fees and asset management business fees which are within the scope of “Accounting Standard for Revenue Recognition.” Underwriting fees are recognized at the point on the date which all the consideration of the transaction are fixed. Credit card interchange fees are recognized at the point on the settlement of the credit card payment transactions. Asset management business fees consist of investment trust management fees and investment advisory fees for investment trusts, which are recognized over time in the period when the related service is provided.

(19)	Assets and Liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies and accounts of overseas branches of domestic consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary are translated into Japanese yen primarily at the exchange rates in effect at the interim consolidated balance sheet date, with the exception of the investments in affiliates not under the equity method, which are translated at historical exchange rates.

Assets and liabilities denominated in foreign currencies of the consolidated subsidiaries, except for the transactions mentioned above, are translated into Japanese yen primarily at the exchange rates in effect at the respective interim balance sheet dates.

(20)	Hedge Accounting

(a)	Interest Rate Risk

The deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied as hedge accounting methods.

The portfolio hedge transaction for a large volume of small-value monetary claims and liabilities of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is accounted for in accordance with the method stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Committee Practical Guideline No.24, March 17, 2022).

The effectiveness of hedging activities for the portfolio hedge transaction for a large volume of small-value monetary claims and liabilities is assessed as follows:

i)

as for hedging activities to offset market fluctuation risks, the effectiveness is assessed by bracketing both the hedged instruments, such as deposits and loans, and the hedging instruments, such as interest-rate swaps, in the same maturity bucket.

ii)	as for hedging activities to fix the cash flows, the effectiveness is assessed based on the correlation between a base interest rate index of the hedged instrument and that of the hedging instrument.

The effectiveness of the individual hedge is assessed based on the comparison of the fluctuation in the market or of cash flows of the hedged instruments with that of the hedging instruments.

(b)	Foreign Exchange Risk

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries apply the deferred method of hedge accounting to hedge foreign exchange risks associated with various financial assets and liabilities denominated in foreign currencies as stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Committee Practical Guideline No.25, October 8, 2020). The effectiveness of the hedge is assessed by confirming that the amount of the foreign currency position of the hedged monetary claims and liabilities is equal to or larger than that of currency-swap transactions, exchange swap transactions, and similar transactions designated as the hedging instruments of the foreign exchange risk.

In addition to the above methods, these subsidiaries apply the deferred method or the fair-value hedge method to portfolio hedges of the foreign exchange risks associated with investments in subsidiaries and affiliates in foreign currency and Other Securities in foreign currency (except for bonds) identified as hedged items in advance, as long as the amount of foreign currency payables of spot and forward foreign exchange contracts exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

(c)	Inter-company Transactions

Inter-company interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated, and related gains and losses are recognized in the statement of income or deferred under hedge accounting, because these inter-company derivatives are executed according to the criteria for appropriate outside third-party cover operations which are treated as hedge transactions objectively in accordance with JICPA Industry Committee Practical Guideline No. 24 and 25.

As for certain assets and liabilities of MHFG and its consolidated subsidiaries, the deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied.

(21)	Scope of Cash and Cash Equivalents on Interim Consolidated Statements of Cash Flows

In the interim consolidated statements of cash flows, Cash and Cash Equivalents consist of cash and due from central banks included in “Cash and Due from Banks” on the interim consolidated balance sheet.

Additional Information

The Board Benefit Trust (“BBT”) Program

Since MHFG operates its business to contribute to the creation of value for diverse stakeholders and realize improved corporate value through the continuous and stable growth of the MHFG Group pursuant to MHFG’s basic management policy defined under the Mizuho Financial Group’s Corporate Identity, MHFG has introduced a stock compensation program using a trust (the “Program”) that functions as an incentive for each director, executive officer, operating officer, and others (the “Officers”) to exert maximum effort in performing his or her duties, and also as consideration for such exertion of effort.

(1)	Outline of the Program

The Program has adopted the Board Benefit Trust (“BBT”) framework. MHFG’s shares on the stock market will be acquired through a trust established based on the underlying funds contributed by MHFG, and MHFG’s shares will be distributed to each of the Officers of MHFG, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. and other entities set forth in the Rules on Distribution of Shares to be prescribed in advance. The framework consists of the stock compensation program based on the Officers’ responsibilities in their respective company (“Stock Compensation I”), the stock compensation program based on the performance evaluation of the MHFG Group (“Stock Compensation II”) and the stock benefit program based on the Officers’ responsibilities in their respective company and the performance evaluation of the MHFG Group, which distributes MHFG’s shares (“Stock Benefit”).

Stock Compensation I will be paid at the time of retirement in the form of shares of MHFG calculated based on the Officers’ responsibilities. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Stock Compensation II will be paid in the form of shares of MHFG and will be deferred over three years, which is calculated based on the status of achieving financial-related indicators and evaluation of stakeholder-related indicators that the MHFG Group regard as important in order to improve corporate value over the medium to long term. A system is adopted which enables a decrease or forfeiture of the amount of the deferred portion depending on the performance of the company or the individual.

Stock Benefit will be paid in the collective form of MHFG’s share which is based on responsibilities in their respective company and the performance evaluation of the MHFG Group. Reduction and forfeit of the benefit can occur in the program.

Upon the payment of stock compensation under the Program, MHFG may, for a certain portion, pay a monetary amount equivalent to the market value of its stock in lieu of stock compensation set forth in the Rules on Distribution of Shares.

Voting rights related to MHFG’s shares belonging to the trust assets under the trust shall not be exercised.

(2)	MHFG’s Shares Outstanding in the Trust

MHFG’s shares outstanding in the trust are recognized as Treasury Stock under Net Assets at the carrying amount (excluding the amount of incidental expenses) in the trust. The carrying amount of such Treasury Stock as of September 30, 2024 was ¥5,035 million for 2,377 thousand shares (the carrying amount as of March 31, 2024 was ¥5,359 million for 2,910 thousand shares).

(3)	The Scope of the Officers Eligible to Receive Beneficiary Rights and Other Rights under This Program

The Officers of MHFG and certain consolidated subsidiaries who have satisfied the requirements for benefits set forth in the Rules on Distribution of Shares.

Notes to Interim Consolidated Balance Sheet

*1.	The total amount of shares and investments in affiliates

	(Millions of yen)
	As of March 31, 2024	As of September 30, 2024
Shares	581,642	624,571
Investments	598	585

*2.	Unsecured and Secured loaned securities, which are included in Japanese Government Bonds under Securities, are as follows:

(Millions of yen)
As of March 31, 2024	As of September 30, 2024
59,786	108,243

In certain transactions, MHFG has the right to sell or repledge the following unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral.

	(Millions of yen)
	As of March 31, 2024	As of September 30, 2024
Securities repledged	26,742,449	26,258,594
Securities neither repledged nor re-loaned at the end of the period/the fiscal year	3,710,470	5,076,807

*3.

Claims based on Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions are as follows. The claims consist of those included in the accounts of bonds included in “Securities” (its principal’s redemption and interest payments are guaranteed, in whole or in part, and the corporate bonds issue is limited to a private placement of the securities (Article 2, Paragraph 3 of the Financial Instruments and Exchange Act.)), “Loans,” “Foreign Exchanges Assets,” accrued interest and suspense payment in “Other Assets” and “Customers’ Liabilities for Acceptances and Guarantees” in the interim consolidated balance sheet, and securities in the notes in case they are loans (limited to those under a loan for use or lease agreement).

	(Millions of yen)
	As of March 31, 2024	As of September 30, 2024
Claims against Bankrupt and Substantially Bankrupt Obligors	36,497	37,193
Claims with Collection Risk	700,730	649,996
Claims for Special Attention	515,503	477,898
Loans Past Due for 3 Months or More	456	756
Restructured Loans	515,046	477,141
Sub-total	1,252,731	1,165,088
Normal Claims	105,380,865	104,592,752
Total	106,633,596	105,757,840

Claims against Bankrupt and Substantially Bankrupt Obligors are claims against debtors in bankruptcy due to the commencement of bankruptcy procedures, the commencement of reorganization proceedings, the petition for the commencement of rehabilitation proceedings, and claims equivalent to these.

Claims with Collection Risk are claims that the debtor is not yet in a state of bankruptcy, but its financial position and business performance have deteriorated, and it is highly probable that principal’s collection and interest on claims in accordance with the terms of the contract will not be received. These claims do not fall under the category of Claims against Bankrupt and Substantially Bankrupt Obligors.

Loans Past Due for 3 Months or More are loans on which payments of principal and/or interest have not been made for a period of three months or more since the next day following the first due date, and which are not included in Claims against Bankrupt and Substantially Bankrupt Obligors, or Claims with Collection Risk.

Restructured Loans represent loans whose contracts were amended in favor of obligors (e.g. reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates and renunciation of claims) in order to assist or facilitate the restructuring of the obligors. Claims against Bankrupt and Substantially Bankrupt Obligors, Claims with Collection Risk and Loans Past Due for 3 Months or More are not included.

Normal Claims are deemed to have no particular problem with the obligor’s financial position and business performance and are classified as other than Claims against Bankrupt and Substantially Bankrupt Obligors, Claims with Collection Risk, Loans Past Due for 3 Months or More and Restructured Loans.

The amounts given in above are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

*4.

In accordance with Committee Practical Guideline No. 24, bills discounted are accounted for as financing transactions. The banking subsidiaries have rights to sell or pledge these commercial bills, foreign exchange bills purchased and others. The face values of these bills are as follows:

(Millions of yen)
As of March 31, 2024	As of September 30, 2024
1,256,485	1,111,921

*5.	Breakdown of assets pledged as collateral is as follows:

	(Millions of yen)
	As of March 31, 2024	As of September 30, 2024
The following assets are pledged as collateral
Trading Assets	6,053,914	6,740,394
Securities	14,741,743	14,214,989
Loans and Bills Discounted	8,368,476	8,628,379

Total	29,164,134	29,583,763

The following liabilities are collateralized by the above assets:
Deposits	216,990	931,660
Payables under Repurchase Agreements	17,553,436	19,023,415
Guarantee Deposits Received under Securities Lending Transactions	644,522	1,265,262
Borrowed Money	4,027,173	4,266,718

In addition to the above, the following items are pledged as collateral in connection with the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others or as a substitute for margins for futures transactions and others:

	(Millions of yen)
	As of March 31, 2024	As of September 30, 2024
Cash and Due from Banks	92,232	18,330
Trading Assets	427,431	512,133
Securities	5,188,391	4,364,346
Loans and Bills Discounted	65,029	43,717

In addition, the following item is pledged as collateral under general collateral repurchase agreements using the subsequent collateral allocation method:

	(Millions of yen)
	As of March 31, 2024	As of September 30, 2024
Securities	960,000	480,000

Other Assets includes margins for futures transactions, guarantee deposits, and collateral pledged for financial instruments and others as follows:

	(Millions of yen)
	As of March 31, 2024	As of September 30, 2024
Margins for Futures Transactions	240,463	256,299
Guarantee Deposits	88,907	86,706
Collateral Pledged for Financial Instruments and Others	2,060,097	1,404,870

*6.

Overdraft protection on current accounts and contracts of the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to a prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounts is as follows:

	(Millions of yen)
	As of March 31, 2024	As of September 30, 2024
Unutilized balance	119,772,942	120,309,706
Amount relating to contracts of which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time	80,473,318	80,897,148

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries require collateral such as real estate and securities when deemed necessary at the time the contract is entered into. In addition, they periodically monitor customers’ business conditions in accordance with internally established standards and take necessary measures to manage credit risks such as amendments to contracts.

*7.

In accordance with the Land Revaluation Law (Proclamation No. 34 dated March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries was revalued. The applicable income taxes on the entire excess of revaluation are included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of applicable income taxes, is stated as Revaluation Reserve for Land included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3, Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2, Paragraph 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No. 119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Paragraph 5.

*8.	Accumulated Depreciation of Tangible Fixed Assets

	(Millions of yen)
	As of March 31, 2024	As of September 30, 2024
Accumulated Depreciation	808,472	757,505

*9.	Borrowed Money includes subordinated borrowed money with a covenant that performance of the obligation is subordinated to that of other obligations.

	(Millions of yen)
	As of March 31, 2024	As of September 30, 2024
Subordinated Borrowed Money	204,000	204,000

*10.	Bonds and Notes includes subordinated bonds.

	(Millions of yen)
	As of March 31, 2024	As of September 30, 2024
Subordinated Bonds	3,258,450	3,622,935

11.	The principal amounts of money trusts with contracts indemnifying the principal amounts, which are entrusted to domestic consolidated trust banking subsidiaries, are as follows:

	(Millions of yen)
	As of March 31, 2024	As of September 30, 2024
Money trusts	801,632	763,345

*12.	Liabilities for guarantees on corporate bonds included in “Securities,” which are issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)

(Millions of yen)
As of March 31, 2024	As of September 30, 2024
1,031,181	887,939

Notes to Interim Consolidated Statement of Income

*1.	Other Ordinary Income includes the following:

	(Millions of yen)
	For the six months ended September 30, 2023	For the six months ended September 30, 2024
Gains on Sales of Stocks	65,680	152,045
Share of profit of entities accounted for using equity method	23,565	27,771

*2.	Other Ordinary Expenses includes the following:

	(Millions of yen)
	For the six months ended September 30, 2023	For the six months ended September 30, 2024
Losses on Sales of Stocks	11,659	65,576

*3.	Extraordinary Gains includes the following:

	(Millions of yen)
	For the six months ended September 30, 2023	For the six months ended September 30, 2024
Gains on Disposition of Fixed Assets	5,290	36,122
Accumulation (Amortization) of Unrecognized Prior Service Cost	—	9,015

“Accumulation (Amortization) of Unrecognized Prior Service Cost” resulted from prior service cost incurred in connection with the revision of the retirement benefit plan.

*4.	Extraordinary Losses is as follows:

	(Millions of yen)
	For the six months ended September 30, 2023	For the six months ended September 30, 2024
Losses on Disposition of Fixed Assets	1,520	3,883
Losses on Impairment of Fixed Assets	321	1,564

Notes to Interim Consolidated Statement of Changes in Net Assets

For the six months ended September 30, 2023

1.	Types and number of issued shares and of treasury stock are as follows:

	(Thousands of shares)
	As of April 1, 2023	Increase during the period	Decrease during the period	As of September 30, 2023	Remarks
Issued Shares
Common Stock	2,539,249	—	—	2,539,249

Total	2,539,249	—	—	2,539,249

Treasury Stock
Common Stock	5,027	983	1,584	4,425	(Note	)

Total	5,027	983	1,584	4,425

(Note)	Increases are due to acquisition of treasury stock by BBT trust account (670 thousand shares) and repurchase of shares constituting less than one unit and other factors (313 thousand shares). Decreases are due to distribution and sale of treasury stock through BBT trust account (1,296 thousand shares), and repurchase of shares constituting less than one unit and other factors (288 thousand shares). The number of shares as of September 30, 2023 includes the number of treasury stock held by BBT trust account (2,604 thousand shares).

2.	Stock acquisition rights and treasury stock acquisition rights are as follows:

Category	Breakdown of stock acquisition rights	Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)				Balance as of September 30, 2023 (Millions of yen)	Remarks
			As of April 1, 2023	Increase during the period	Decrease during the period	As of September 30, 2023
MHFG	Stock acquisition rights (Treasury stock acquisition rights)	—	— (—)	— (—)	— (—)	— (—)	— (—)
	Stock acquisition rights as stock option			—			5
Consolidated subsidiaries (Treasury stock acquisition rights)				—			— (—)

Total				—			5 (—)

3.	Cash dividends distributed by MHFG are as follows:

(1)	Cash dividends paid during the six months ended September 30, 2023

Resolution	Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
May 15, 2023 The Board of Directors	Common Stock	107,882	42.50	March 31, 2023	June 6, 2023

(Note)	Cash dividends based on the resolution of the Board of Directors held on May 15, 2023 include ¥137 million of cash dividends on treasury stock held by BBT trust account.

(2)	Cash dividends with record dates falling in the six months ended September 30, 2023 and effective dates coming after the end of the period

Resolution	Type	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
November 13, 2023 The Board of Directors	Common Stock	126,919	Retained Earnings	50.00	September 30, 2023	December 6, 2023

(Note)	Cash dividends based on the resolution of the Board of Directors held on November 13, 2023 include ¥130 million of cash dividends on treasury stock held by BBT trust account.

For the six months ended September 30, 2024

1.	Types and number of issued shares and of treasury stock are as follows:

	(Thousands of shares)
	As of April 1, 2024	Increase during the period	Decrease during the period	As of September 30, 2024	Remarks
Issued Shares
Common Stock	2,539,249	—	—	2,539,249

Total	2,539,249	—	—	2,539,249

Treasury Stock
Common Stock	4,739	834	1,283	4,291	(Note	)

Total	4,739	834	1,283	4,291

(Note)	Increases are due to acquisition of treasury stock by BBT trust account (522 thousand shares) and repurchase of shares constituting less than one unit and other factors (312 thousand shares). Decreases are due to distribution and sale of treasury stock through BBT trust account (1,055 thousand shares), and repurchase of shares constituting less than one unit and other factors (228 thousand shares). The number of shares as of September 30, 2024 includes the number of treasury stock held by BBT trust account (2,377 thousand shares).

2.	Stock acquisition rights and treasury stock acquisition rights are as follows:

Category	Breakdown of stock acquisition rights	Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)				Balance as of September 30, 2024 (Millions of yen)	Remarks
			As of April 1, 2024	Increase during the period	Decrease during the period	As of September 30, 2024
MHFG	Stock acquisition rights (Treasury stock acquisition rights)	—	— (—)	— (—)	— (—)	— (—)	— (—)
	Stock acquisition rights as stock option			—			5
Consolidated subsidiaries (Treasury stock acquisition rights)				—			— (—)

Total				—			5 (—)

3.	Cash dividends distributed by MHFG are as follows:

(1)	Cash dividends paid during the six months ended September 30, 2024

Resolution	Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
May 15, 2024 The Board of Directors	Common Stock	139,610	55.00	March 31, 2024	June 6, 2024

(Note)	Cash dividends based on the resolution of the Board of Directors held on May 15, 2024 include ¥160 million of cash dividends on treasury stock held by BBT trust account.

(2)	Cash dividends with record dates falling in the six months ended September 30, 2024 and effective dates coming after the end of the period

Resolution	Type	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
November 14, 2024 The Board of Directors	Common Stock	164,993	Retained Earnings	65.00	September 30, 2024	December 6, 2024

(Note)	Cash dividends based on the resolution of the Board of Directors held on November 14, 2024 include ¥154 million of cash dividends on treasury stock held by BBT trust account.

Notes to Interim Consolidated Statement of Cash Flows

*1.	Cash and Cash Equivalents at the end of the period on the Interim Consolidated Statement of Cash Flows reconciles to Cash and Due from Banks on the Interim Consolidated Balance Sheet as follows:

	(Millions of yen)
	For the six months ended September 30, 2023	For the six months ended September 30, 2024
Cash and Due from Banks	61,662,312	71,620,559
Due from Banks excluding central banks	(1,351,740)	(1,743,865)

Cash and Cash Equivalents	60,310,571	69,876,694

Lease Transactions

Operating Leases

The future lease payments subsequent to the end of the fiscal year for non-cancelable operating lease transactions are summarized as follows:

(1)	Lessees:

	(Millions of yen)
	As of March 31, 2024	As of September 30, 2024
Due in One Year or Less	46,208	44,894
Due after One Year	278,753	267,352

Total	324,962	312,246

(2)	Lessors:

	(Millions of yen)
	As of March 31, 2024	As of September 30, 2024
Due in One Year or Less	1,574	1,629
Due after One Year	2,933	3,271

Total	4,508	4,900

Financial Instruments

1.	Matters relating to fair value of financial instruments and breakdown of fair value by level

The following are the interim consolidated balance sheet amounts (the consolidated balance sheet amounts), fair values, differences between them and breakdown of fair values by level. Stocks and others without a quoted market price and Investments in Partnerships and others are excluded from the table below (see (Note 3)). In addition, notes concerning Cash and Due from Banks, Call Loans and Bills Purchased, Receivables under Resale Agreements, Guarantee Deposits Paid under Securities Borrowing Transactions, Foreign Exchange (assets / liabilities), Call Money and Bills Sold, Payables under Repurchase Agreements, Guarantee Deposits Received under Securities Lending Transactions, and Due to Trust Accounts are omitted since these instruments are mainly settled in the short term and the fair values approximate the book values.

Fair values of financial instruments are categorized into three levels as below on the basis of the observability and the materiality of the valuation inputs used in fair value measurements.

Fair values of Level 1: Fair values measured by quoted prices of the assets or liabilities being measured which are given in active markets among observable valuation inputs

Fair values of Level 2: Fair values measured by inputs other than inputs included within Level 1 among observable valuation inputs

Fair values of Level 3: Fair values measured by unobservable valuation inputs

When several inputs that have significant impact on fair value measurement are used and those inputs are categorized into different levels, the fair value is categorized into the lowest priority level for fair value measurement among the levels in which each of the inputs belongs.

(1)	Financial instruments recorded at fair value in the interim consolidated balance sheet (the consolidated balance sheet)

As of March 31, 2024

	(Millions of yen)
	Consolidated Balance Sheet Amount
Category	Level 1	Level 2	Level 3	Total
Other Debt Purchased	—	78,091	7,638	85,729
Trading Assets
Trading Securities
Japanese Government Bonds	1,231,186	5,334	—	1,236,521
Japanese Local Government Bonds	—	133,783	—	133,783
Japanese Corporate Bonds	—	664,841	5,000	669,841
Stocks	800,806	—	48	800,855
Other	2,281,560	5,121,839	121,147	7,524,547
Money Held in Trust	—	552,843	5	552,849
Securities
Other Securities
Stocks	3,092,558	—	10,102	3,102,660
Japanese Government Bonds	10,562,257	412,135	—	10,974,393
Japanese Local Government Bonds	—	583,738	—	583,738
Japanese Corporate Bonds	—	2,652,135	156,107	2,808,242
Foreign Bonds	4,214,340	7,983,161	95,914	12,293,417
Other (*1)	1,209,546	1,510,105	17,864	2,737,516

Total Assets	23,392,258	19,698,009	413,828	43,504,096

Trading Liabilities
Securities Sold, Not yet Purchased	3,445,024	557,815	36	4,002,876
Bonds and Notes	—	534,787	818	535,606
Other Liabilities
Short Positions In Bonds	—	1,700,345	—	1,700,345

Total Liabilities	3,445,024	2,792,949	855	6,238,828

Derivative Transactions (*2,3)
Interest Rate and Bond-Related Transactions	28,586	23,206	30,375	82,168
Currency-Related Transactions	—	34,750	(6,357)	28,393
Stocks-Related Transactions	(17,698)	10,412	(6,373)	(13,659)
Commodity-Related Transactions	7,728	(8,086)	(339)	(697)
Credit Derivative Transactions	—	38,757	(4,655)	34,101

Total Derivative Transactions	18,616	99,041	12,648	130,306

(*1)

The investment trusts accounted for under Article 24-3 and 24-9 of “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, June 17, 2021) are regarded to have fair value equal to their net asset value, and therefore are not included in the above table. The relevant investment trusts in Article 24-3 and 24-9 are ¥13,468 million and ¥50,329 million, respectively, in the consolidated balance sheet.

(*2)

Derivative Transactions recorded in Trading Assets, Trading Liabilities, Derivatives other than for Trading Assets, Derivatives other than for Trading Liabilities, and others are presented as a lump sum. Net claims and debts that arose from derivative transactions are presented on a net basis, and the item that is net debts in total is presented in brackets.

(*3)

Derivative Transactions applying for hedge accounting are ¥(1,029,922) million in the consolidated balance sheet. The deferred method is mainly applied. “Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (ASBJ Practical Solutions No.40, March 17, 2022) is applied to these hedge transactions.

As of September 30, 2024

	(Millions of yen)
	Interim Consolidated Balance Sheet Amount
Category	Level 1	Level 2	Level 3	Total
Other Debt Purchased	—	62,637	6,881	69,519
Trading Assets
Trading Securities
Japanese Government Bonds	1,442,033	6,876	—	1,448,910
Japanese Local Government Bonds	—	104,468	—	104,468
Japanese Corporate Bonds	—	1,083,144	4,409	1,087,553
Stocks	844,055	—	0	844,055
Other	1,789,500	5,634,112	97,124	7,520,737
Money Held in Trust	—	584,050	5	584,056
Securities
Other Securities
Stocks	2,886,128	—	10,231	2,896,360
Japanese Government Bonds	10,047,185	447,904	—	10,495,089
Japanese Local Government Bonds	—	597,326	—	597,326
Japanese Corporate Bonds	—	2,397,632	126,232	2,523,865
Foreign Bonds	6,927,758	6,698,068	89,612	13,715,438
Other (*1)	426,779	1,638,050	19,268	2,084,098

Total Assets	24,363,441	19,254,273	353,767	43,971,481

Trading Liabilities
Securities Sold, Not yet Purchased	3,734,588	649,292	30	4,383,912
Bonds and Notes	—	977,488	808	978,297
Other Liabilities
Short Positions In Bonds	—	626,392	—	626,392

Total Liabilities	3,734,588	2,253,174	839	5,988,601

Derivative Transactions (*2,3)
Interest Rate and Bond-Related Transactions	4,069	260,910	18,688	283,668
Currency-Related Transactions	—	(363,139)	11,211	(351,928)
Stocks-Related Transactions	(11,058)	31,508	(56,238)	(35,788)
Commodity-Related Transactions	(3,712)	5,260	1,878	3,426
Credit Derivative Transactions	—	21,238	(6,151)	15,087

Total Derivative Transactions	(10,701)	(44,222)	(30,611)	(85,535)

(*1)

The investment trusts accounted for under Article 24-3 and 24-9 of “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, June 17, 2021) are regarded to have fair value equal to their net asset value, and therefore are not included in the above table. The relevant investment trusts in Article 24-3 and 24-9 are ¥16,669 million and ¥54,465 million, respectively, in the interim consolidated balance sheet.

(*2)

Derivative Transactions recorded in Trading Assets, Trading Liabilities, Derivatives other than for Trading Assets, Derivatives other than for Trading Liabilities, and others are presented as a lump sum. Net claims and debts that arose from derivative transactions are presented on a net basis, and the item that is net debts in total is presented in brackets.

(*3)	Derivative Transactions applying for hedge accounting are ¥(999,485) million in the interim consolidated balance sheet. The deferred method is mainly applied.

(2)	Financial instruments other than financial instruments recorded at fair value in the interim consolidated balance sheet (the consolidated balance sheet)

As of March 31, 2024

	(Millions of yen)
	Fair Value				Consolidated Balance Sheet Amount	Difference
Category	Level 1	Level 2	Level 3	Total
Other Debt Purchased	—	—	4,089,162	4,089,162	4,089,162	—
Money Held in Trust	—	—	25,960	25,960	25,960	—
Securities
Bonds Held to Maturity
Japanese Government Bonds	512,020	—	—	512,020	519,397	(7,377)
Foreign Bonds	—	3,350,903	—	3,350,903	3,525,737	(174,833)
Loans and Bills Discounted					92,778,781
Reserves for Possible Losses on Loans (*)					(708,720)
	—	5,088	93,437,406	93,442,494	92,070,060	1,372,433

Total Assets	512,020	3,355,991	97,552,528	101,420,540	100,230,317	1,190,223

Deposits	—	159,805,074	—	159,805,074	159,854,668	(49,594)
Negotiable Certificates of Deposit	—	11,589,336	—	11,589,336	11,590,532	(1,196)
Borrowed Money	—	5,326,076	110,572	5,436,648	5,449,852	(13,203)
Bonds and Notes	—	10,280,735	812,202	11,092,937	11,464,105	(371,167)

Total Liabilities	—	187,001,221	922,775	187,923,996	188,359,159	(435,162)

(*)

General and specific reserves for possible losses on loans relevant to Loans and Bills Discounted are excluded. Items other than Loans and Bills Discounted are recorded at the consolidated balance sheet amounts due to immateriality of their reserves.

As of September 30, 2024

	(Millions of yen)
	Fair Value				Interim Consolidated Balance Sheet Amount	Difference
Category	Level 1	Level 2	Level 3	Total
Other Debt Purchased	—	—	3,618,366	3,618,366	3,618,366	—
Money Held in Trust	—	—	24,157	24,157	24,157	—
Securities
Bonds Held to Maturity
Japanese Government Bonds	450,587	—	—	450,587	459,436	(8,849)
Foreign Bonds	—	3,500,303	—	3,500,303	3,602,525	(102,222)
Loans and Bills Discounted					92,354,009
Reserves for Possible Losses on Loans (*)					(665,369)
	—	68,750	92,953,827	93,022,578	91,688,640	1,333,937

Total Assets	450,587	3,569,054	96,596,350	100,615,991	99,393,126	1,222,865

Deposits	—	155,621,268	—	155,621,268	155,675,626	(54,357)
Negotiable Certificates of Deposit	—	12,192,367	—	12,192,367	12,193,562	(1,194)
Borrowed Money	—	5,568,075	102,901	5,670,977	5,689,002	(18,025)
Bonds and Notes	—	10,455,337	750,599	11,205,936	11,393,704	(187,767)

Total Liabilities	—	183,837,049	853,501	184,690,550	184,951,894	(261,344)

(*)

General and specific reserves for possible losses on loans relevant to Loans and Bills Discounted are excluded. Items other than Loans and Bills Discounted are recorded at the interim consolidated balance sheet amounts due to immateriality of their reserves.

(Note 1)	Explanation of valuation techniques and valuation inputs used in fair value measurements

Assets

Other Debt Purchased

Fair values of securitized products of Other Debt Purchased are based on the values deemed as market prices obtained by the model such as those obtained from brokers and financial information vendors and are categorized as Level 3 when significant unobservable valuation inputs are used for the obtained price and as Level 2 when other inputs are used.

With respect to Other Debt Purchased other than those described above, when the present values of the expected future cash flows are considered to be fair values, those Other Debt Purchased are mainly categorized as Level 3 since the discount rate and other significant valuation inputs are unobservable. When those are short term in nature and the book values are considered to be fair values, those Other Debt Purchased are categorized as Level 3.

Trading Assets

Fair values of Trading Assets for which unadjusted quoted market prices in active markets are available are categorized as Level 1, which includes mainly government bonds.

In the case the market is inactive even if the quoted market price is available, those Trading Assets are categorized as Level 2, which includes mainly local government bonds and corporate bonds.

When fair values are measured at the discounted cash flow method and others using significant unobservable inputs, those Trading Assets are categorized as Level 3.

Money Held in Trust

With respect to securities managed as trust assets in a directed money trust for separate investment with the management of securities as its primary purpose, fair values of stocks are measured at the price in stock exchanges and bonds are measured at market price or valuation price obtained from brokers or financial information vendors and are categorized as Level 2 or Level 3 based on the level of components.

The notes to Money Held in Trust based on holding purpose are stated in (Money Held in Trust.)

Securities

Fair values of Securities for which unadjusted quoted market prices in active markets are available are categorized as Level 1 which includes mainly stocks and government bonds. In the case the market is inactive even if the quoted market price is available, those Securities are categorized as Level 2, which includes mainly local government bonds and corporate bonds.

Fair values of investment trusts are measured at the market price or the disclosed net asset value and others. Those for which unadjusted quoted market prices in active markets are available are categorized as Level 1 and that are not available as Level 2. Additionally the investment trusts for which there are no transaction prices in markets with no significant limitations from market participants to demand compensation for the risk are valued using net asset value and are categorized as Level 2.

Fair values of private placement bonds are measured by discounting the total amount of principal and interest and others at interest rates based on the discount rate reflecting expected loss and various risk factors to market yield by categories based on the internal ratings and terms and are categorized as Level 3 when the impact from unobservable valuation inputs is significant and as Level 2 when it is not significant.

Fair values of securitized products are based on valuations obtained from brokers and others, and on model-based prices based on the reasonable estimates of our management. These are categorized as Level 3 when significant unobservable valuation inputs are used and as Level 2 when other inputs are used. In deriving model-based prices based on the reasonable estimates of our management mentioned above, we used the discounted cash flow method. The price decision variables include default rates, recovery rates, prepayment rates, and discount rates.

The notes to Securities based on holding purpose are stated in (Securities).

Loans and Bills Discounted

Fair values of Loans and Bills Discounted are mainly measured by discounting the total amount of principal and interest and others at interest rates based on the discount rate reflecting expected loss and various risk factors by categories according to the types, internal ratings and terms of the Loans and Bills Discounted and are categorized as Level 3 since the discount rate is unobservable.

In addition, fair values of claims against bankrupt obligors, substantially bankrupt obligors, and intensive control obligors whose bad debts are mainly measured at the present value of the expected future cash flows or the estimated amounts calculated based on the recoverability from collateral and guarantees approximate the amount of claims and others minus the amount of reserves for possible losses on loans in the consolidated balance sheet as of the consolidated balance sheet date and those amounts are considered to be fair values which are categorized as Level 3.

Among the Loans and Bills Discounted, for those without a fixed maturity due to loan characteristics such as limiting loans to within the value of pledged assets, book values are considered to be fair values since fair values are expected to approximate book values based on the estimated loan periods, interest rates and other conditions. Fair values of those Loans and Bills Discounted are categorized as Level 3.

Liabilities

Deposits and Negotiable Certificates of Deposit

For demand deposits, the payment amounts required on the consolidated balance sheet date (i.e., book values) are considered to be fair values.

In addition, fair values of time deposits and Negotiable Certificates of Deposits are calculated by classifying them based on their terms and by discounting the future cash flows. The discount rates used in such calculations are the market interest rates. Since fair values of those whose deposit terms are short (i.e., within six months) approximate book values, the book values are considered to be fair values and those fair values are categorized as Level 2.

Trading Liabilities and Other Liabilities

Fair values of Trading Liabilities and short positions in bonds included in Other Liabilities for which unadjusted quoted market prices in active markets are available are categorized as Level 1, which includes mainly listed stocks and government bonds.

In the case the market is inactive even if the quoted market price is available, those Trading Liabilities are categorized as Level 2, which includes mainly corporate bonds.

When significant unobservable inputs are used, those Trading Liabilities are categorized as Level 3.

Borrowed Money

Fair values of Borrowed Money are measured mainly by discounting the total amount of the principal and interest of such Borrowed Money classified by period lengths at the interest rates considered to be applicable to similar loans and are categorized as Level 3 when the impact from unobservable valuation inputs is significant and as Level 2 when it is not significant.

Bonds and Notes

With respect to Bonds and Notes issued by MHFG and its consolidated subsidiaries, fair values of Bonds and Notes with market prices are measured at the market prices and fair values of those without market prices are calculated by discounting the total amount of the principal and interest at the interest rates considered to be applicable to similar Bonds and Notes. Bonds and notes with market prices are categorized as Level 2. Those without market prices are categorized as Level 3 when the impact from unobservable valuation inputs is significant and as Level 2 when it is not significant.

Certain foreign subsidiaries have adopted the fair value option to Bonds and Notes issued by themselves, and the fair value is calculated based on the valuation model. When unobservable inputs are not used or the impact of unobservable inputs is not material, those Bonds and Notes are categorized as Level 2. When significant unobservable inputs are used, those Bonds and Notes are categorized as Level 3.

Derivative Transactions

Derivative transactions that can be measured at unadjusted quoted prices in active markets are categorized as Level 1, which includes such transactions as bonds futures and interest rate futures.

However, since most derivative transactions are over-the-counter transactions and there are no quoted market prices, market values are measured using valuation techniques such as the discounted cash flow method and the Black-Scholes model, depending on the type of transaction and the maturity period. The main inputs which are used in those valuation techniques are interest rate, currency rate, volatility and others. In addition, price adjustments based on credit risk of counterparty and credit risk of consolidated subsidiaries themselves and price adjustments for unsecured funding are made. When unobservable inputs are not used or impact of unobservable inputs are not material, those derivative transactions are categorized as Level 2, which includes such transactions as plain vanilla interest rate swaps and foreign exchange forwards. When significant unobservable inputs are used, those derivative transactions are categorized as Level 3, which includes transactions such as commodity related transactions.

(Note 2)	Information relating to fair values of Level 3 among the financial instruments are recorded at fair value in the interim consolidated balance sheet (the consolidated balance sheet),

(1)	Quantitative information of significant unobservable valuation inputs

As of March 31, 2024

Category	Principal valuation technique	Significant unobservable valuation input	Range of valuation input	Weighted average
Other Debt Purchased
Securitized products	Discounted cash flow method	Prepayment rate	0.3% — 6.1%	3.8%
		Discount rate	0.3% — 0.6%	0.4%
Trading Assets
Trading Securities	Discounted cash flow method	Discount rate	0.3% — 1.8%	0.6%
Securities
Japanese Corporate Bonds
Private placement bonds	Discounted cash flow method	Discount rate	0.4% — 5.7%	2.0%
Foreign Bonds
Securitized products	Discounted cash flow method	Prepayment rate	3.1%	3.1%
		Default rate	0.4%	0.4%
		Recovery rate	36.9%	36.9%
		Discount rate	0.5%	0.5%
Derivative Transactions
Interest Rate and Bond-Related Transactions	Option valuation model	IR — IR correlation	23.1% — 100.0%	—
Currency-Related Transactions	Option valuation model	FX — IR correlation	5.4% — 72.5%	—
		FX — FX correlation	39.0% — 64.7%	—
Stocks-Related Transactions	Option valuation model	Equity — IR correlation	25.0%	—
		Equity — FX correlation	(17.8)% — 93.2%	—
		Equity correlation	32.2% — 100.0%	—
		Equity volatility	9.7% — 121.7%	—
Commodity-Related Transactions	Option valuation model	Commodity volatility	0.0% — 27.6%	—
Credit Derivative Transactions	Discounted cash flow method	Default rate	0.0% — 9.4%	—

As of September 30, 2024

Category	Principal valuation technique	Significant unobservable valuation input	Range of valuation input	Weighted average
Other Debt Purchased
Securitized products	Discounted cash flow method	Prepayment rate	0.3% — 5.6%	3.8%
		Discount rate	0.3% — 0.5%	0.3%
Trading Assets
Trading Securities	Discounted cash flow method	Discount rate	0.4% — 1.4%	0.7%
Securities
Japanese Corporate Bonds
Private placement bonds	Discounted cash flow method	Discount rate	0.4% — 5.7%	1.9%
Foreign Bonds
Securitized products	Discounted cash flow method	Prepayment rate	3.3%	3.3%
		Default rate	0.3%	0.3%
		Recovery rate	36.9%	36.9%
		Discount rate	0.5%	0.5%
Derivative Transactions
Interest Rate and Bond-Related Transactions	Option valuation model	IR — IR correlation	23.1% — 100.0%	—
Currency-Related Transactions	Option valuation model	FX — IR correlation	5.4% — 72.5%	—
Stocks-Related Transactions	Option valuation model	Equity — IR correlation	25.0%	—
		Equity — FX correlation	(17.8)% — 93.2%	—
		Equity correlation	32.4% — 100.0%	—
		Equity volatility	10.0% — 120.6%	—
Commodity-Related Transactions	Option valuation model	Commodity volatility	0.0% — 36.1%	—
Credit Derivative Transactions	Discounted cash flow method	Default rate	0.0% — 7.2%	—

(2)	Adjustment sheet from beginning balance to ending balance as of interim period (ending balance as of period) and unrealized gains (losses) recognized as gains (losses) for the period

As of March 31, 2024

	(Millions of yen)
	Beginning balance	Gains (losses) for the period/other comprehensive income		Net amount of purchase, sale, issue, and settlement	Transfer to fair values of Level 3 (*3)	Transfer from fair values of Level 3 (*4)	Ending balance as of period	Unrealized gains (losses) on financial assets and liabilities held as of the consolidated balance sheet date among the amount recorded to gains (losses) for the period (*1)
		Recorded to gains (losses) for the period (*1)	Recorded to other comprehensive income (*2)
Other Debt Purchased	13,071	(111)	6	(5,328)	—	—	7,638	—
Trading Assets
Trading Securities
Japanese Corporate Bonds	0	—	—	5,000	—	—	5,000	—
Stocks	16	44	—	(12)	—	—	48	44
Other	27,461	7,689	—	84,775	4,018	(2,797)	121,147	4,535
Money Held in Trust	4	0	—	0	—	—	5	—
Securities
Other Securities
Stocks	9,962	—	90	49	—	—	10,102	—
Japanese Corporate Bonds	194,367	(3,996)	6,466	(13,520)	36,036	(63,246)	156,107	—
Foreign Bonds	80,134	12,144	541	(7,244)	12,578	(2,239)	95,914	—
Other	16,404	86	1,165	218	—	(10)	17,864	12
Trading Liabilities
Securities Sold, Not yet Purchased	378	(12)	—	(329)	—	—	36	(17)
Bonds and Notes	1,334	(515)	—	—	—	—	818	(139)
Derivative Transactions
Interest Rate and Bond-Related Transactions	106,340	(77,905)	—	73,003	—	(71,062)	30,375	(4,089)
Currency-Related Transactions	16,041	(7,425)	—	(15,164)	73	117	(6,357)	(9,954)
Stocks-Related Transactions	52,615	(80,547)	—	22,551	—	(993)	(6,373)	112,221
Commodity-Related Transactions	2,223	(1,722)	—	(841)	—	—	(339)	(1,520)
Credit Derivative Transactions	1,785	(9,404)	—	3,233	(190)	(79)	(4,655)	(6,095)

(*1)	Those amounts are mainly included in Trading Income, Trading Expenses, Other Operating Income and Other Operating Expenses in the consolidated statement of income.
(*2)	Those amounts are included in Net Unrealized Gains (Losses) on Other Securities of Other Comprehensive Income in the consolidated statement of comprehensive income.
(*3)

Those are the transfers from Level 2 to Level 3, due to changes in observability of valuation inputs which are used in fair value measurements based on market liquidity. The transfer was made at the beginning of the accounting period.

(*4)

Those are the transfers from Level 3 to Level 2, mainly due to the fact that the discount rate which is used in fair value measurement of the private placement bonds was determined to be immaterial by quantitative sensitivity analysis and the fact that the inputs which are used in fair value measurement of derivatives were determined to be immaterial by quantitative sensitivity analysis. The transfer was made at the beginning of the accounting period.

As of September 30, 2024

	(Millions of yen)
	Beginning balance	Gains (losses) for the period/other comprehensive income		Net amount of purchase, sale, issue, and settlement	Transfer to fair values of Level 3 (*3)	Transfer from fair values of Level 3 (*4)	Ending balance as of interim period	Unrealized gains (losses) on financial assets and liabilities held as of the interim consolidated balance sheet date among the amount recorded to gains (losses) for the period (*1)
		Recorded to gains (losses) for the period (*1)	Recorded to other comprehensive income (*2)
Other Debt Purchased	7,638	(0)	(8)	(747)	—	—	6,881	—
Trading Assets
Trading Securities
Japanese Corporate Bonds	5,000	(8)	—	(582)	—	—	4,409	(8)
Stocks	48	(44)	—	(2)	—	—	0	(103)
Other	121,147	(1,887)	—	(19,815)	425	(2,744)	97,124	2,179
Money Held in Trust	5	(0)	—	0	—	—	5	—
Securities
Other Securities
Stocks	10,102	41	127	(38)	—	—	10,231	—
Japanese Corporate Bonds	156,107	(251)	1,702	(21,052)	20,515	(30,788)	126,232	—
Foreign Bonds	95,914	(2,462)	(54)	(3,785)	—	—	89,612	—
Other	17,864	(752)	2,266	(110)	—	—	19,268	(116)
Trading Liabilities
Securities Sold, Not yet Purchased	36	(5)	—	—	—	—	30	(5)
Bonds and Notes	818	(10)	—	—	—	—	808	(10)
Derivative Transactions
Interest Rate and Bond-Related Transactions	30,375	(13,559)	—	1,872	—	—	18,688	(17,945)
Currency-Related Transactions	(6,357)	15,449	—	1,972	—	146	11,211	17,113
Stocks-Related Transactions	(6,373)	(60,298)	—	10,433	—	—	(56,238)	(53,564)
Commodity-Related Transactions	(339)	1,833	—	384	—	—	1,878	2,034
Credit Derivative Transactions	(4,655)	(358)	—	(1,108)	(28)	—	(6,151)	(1,480)

(*1)	Those amounts are mainly included in Trading Income, Trading Expenses, Other Operating Income and Other Operating Expenses in the interim consolidated statement of income.
(*2)	Those amounts are included in Net Unrealized Gains (Losses) on Other Securities of Other Comprehensive Income in the interim consolidated statement of comprehensive income.
(*3)

Those are the transfers from Level 2 to Level 3, due to changes in observability of valuation inputs which are used in fair value measurements based on market liquidity. The transfer was made at the beginning of the accounting period.

(*4)

Those are the transfers from Level 3 to Level 2, mainly due to the fact that the discount rate which is used in fair value measurement of the private placement bonds was determined to be immaterial by quantitative sensitivity analysis. The transfer was made at the beginning of the accounting period.

(3)	Explanation of the process of fair value measurement

In MHFG, middle-offices and back-offices have established policies and procedures related to the measurement of fair values and procedures related to usage of the valuation model. For the fair values and the level categories, the validity of the valuation techniques and valuation inputs used in fair value measurement are verified.

In fair value measurement, valuation models in which the nature, characteristics and risks of individual assets are most appropriately reflected are used. In addition, when quoted prices obtained from third parties are used, the validity of the prices is verified by appropriate methods such as confirmation of valuation techniques and used valuation inputs and comparison with the fair values of similar financial instruments.

(4)	Explanation of the impact on fair values in the case where significant unobservable inputs are varied

Prepayment rate

The prepayment rate is the estimated rate at which voluntary unscheduled repayments of the principal of the underlying assets are expected to occur. The movement of the prepayment rate is generally negatively correlated with borrower delinquency. A significant change in the prepayment rate would generally significantly impact the valuation of the fair values of financial instruments either positively or negatively, depending on the structure of financial instruments.

Default rate

The default rate is an estimate of the likelihood of not collecting contractual payments. A significant increase (decrease) in the default rate would generally be accompanied by a decrease (increase) in the recovery rate and an increase (decrease) in the discount rate. It would also generally significantly impact the valuation of the fair values of financial instruments negatively (positively).

Recovery rate

The recovery rate is an estimate of the percentage of contractual payments that would be collected in the event of a default. A significant increase (decrease) in recovery rate would generally be accompanied by a decrease (increase) in the default rate. It would also generally significantly impact the valuation of the fair values of financial instruments positively (negatively).

Discount rate

The discount rate is an adjustment rate to a benchmark market interest rate such as TIBOR or swap rates. It primarily consists of a risk premium component which is the amount of compensation that market participants require due to the uncertainty inherent in the financial instruments’ cash flows resulting from credit risk. A significant increase (decrease) in discount rate would generally significantly impact the valuation of the fair values of financial instruments negatively (positively).

Correlation

Correlation is the likelihood of the movement of one input relative to another based on an established relationship. A significant change in correlation would significantly impact the valuation of derivatives either positively or negatively, depending on the nature of the underlying assets.

Volatility

Volatility is a measure of the expected change in variables over a fixed period of time. Some financial instruments benefit from an increase in volatility and others benefit from a decrease in volatility. Generally, a significant increase (decrease) in volatility would result in a significant increase (decrease) in option values and, for a long position in an option, it would result in a significant increase (decrease) in the fair values of financial instruments.

(Note 3)

The following are the interim consolidated balance sheet amounts (the consolidated balance sheet amounts) of Stocks and others without a quoted market price, and Investments in Partnerships and others. These amounts are not included in Money Held in Trust and Other Securities in the tables disclosed in the Matters relating to fair value of financial instruments and breakdown of fair value by level.

(Millions of yen)
Category	As of March 31, 2024	As of September 30, 2024
Stocks and others without a quoted market price (*1)	525,813	527,489
Investments in Partnerships and others (*2)	533,303	594,759

*1

Stocks and others without a quoted market price include unlisted stocks and others and in accordance with Article 5 of “Implementation Guidance on Disclosures about Fair Value of Financial Instruments” (ASBJ Guidance No.19, March 31, 2020), these items are not subject to disclosure of the fair value.

*2

Investments in Partnerships and others are mainly silent partnership, investment partnership, and money held in trust with the investment in a silent partnership as the component of the trust property. In accordance with Article 24-16 of “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, June 17, 2021), these items are not subject to disclosure of the fair value.

3

During the fiscal year ended March 31, 2024, the amounts of impairment (devaluation) was ¥2,522 million on a consolidated basis. During the six months ended September 30, 2024, the amount of impairment (devaluation) was ¥1,382 million on a consolidated basis.

Securities

In addition to “Securities” on the interim consolidated balance sheet (the consolidated balance sheet), Negotiable Certificates of Deposit in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

1.	Bonds Held to Maturity

As of March 31, 2024

(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds Whose Fair Values Exceed the Consolidated Balance Sheet Amount	Japanese Government Bonds	100,005	100,213	207
	Foreign Bonds	1,249,993	1,258,574	8,581

	Sub-total	1,349,998	1,358,787	8,789

Bonds Whose Fair Values Do Not Exceed the Consolidated Balance Sheet Amount	Japanese Government Bonds	419,391	411,807	(7,584)
	Foreign Bonds	2,275,744	2,092,329	(183,414)

	Sub-total	2,695,135	2,504,136	(190,999)

Total		4,045,134	3,862,923	(182,210)

As of September 30, 2024
(Millions of yen)
	Type	Interim Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds Whose Fair Values Exceed the Interim Consolidated Balance Sheet Amount	Japanese Government Bonds	40,000	40,034	33
	Foreign Bonds	2,440,441	2,471,205	30,764

	Sub-total	2,480,441	2,511,239	30,797

Bonds Whose Fair Values Do Not Exceed the Interim Consolidated Balance Sheet Amount	Japanese Government Bonds	419,435	410,553	(8,882)
	Foreign Bonds	1,162,084	1,029,097	(132,986)

	Sub-total	1,581,520	1,439,650	(141,869)

Total		4,061,962	3,950,890	(111,071)

2.	Other Securities

As of March 31, 2024

(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Acquisition Cost	Difference
Other Securities Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Stocks	3,066,155	875,694	2,190,460
	Bonds	2,572,092	2,553,976	18,115
	Japanese Government Bonds	1,602,553	1,593,227	9,326
	Japanese Local Government Bonds	19,197	19,102	94
	Japanese Corporate Bonds	950,341	941,647	8,694
	Other	4,718,924	4,588,115	130,809
	Foreign Bonds	3,077,106	3,056,773	20,332
	Other Debt Purchased	3,555	3,526	29
	Other	1,638,262	1,527,815	110,446

	Sub-total	10,357,172	8,017,786	2,339,385

Other Securities Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost	Stocks	36,505	41,250	(4,744)
	Bonds	11,794,282	11,840,911	(46,629)
	Japanese Government Bonds	9,371,839	9,374,918	(3,078)
	Japanese Local Government Bonds	564,541	572,115	(7,573)
	Japanese Corporate Bonds	1,857,901	1,893,878	(35,977)
	Other	10,543,550	11,504,687	(961,137)
	Foreign Bonds	9,216,310	9,948,275	(731,964)
	Other Debt Purchased	27,827	28,594	(766)
	Other	1,299,411	1,527,818	(228,406)

	Sub-total	22,374,338	23,386,850	(1,012,512)

Total		32,731,510	31,404,636	1,326,873

(Note)	Unrealized Gains (Losses) includes ¥53,159 million which was recognized in the statement of income by applying the fair-value hedge method and others.

As of September 30, 2024

(Millions of yen)
	Type	Interim Consolidated Balance Sheet Amount	Acquisition Cost	Difference
Other Securities Whose Interim Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Stocks	2,836,477	819,543	2,016,934
	Bonds	2,839,751	2,831,654	8,097
	Japanese Government Bonds	2,024,113	2,023,641	471
	Japanese Local Government Bonds	18,056	17,990	65
	Japanese Corporate Bonds	797,582	790,022	7,559
	Other	7,312,879	7,244,488	68,390
	Foreign Bonds	6,362,836	6,324,835	38,001
	Other Debt Purchased	1,949	1,928	20
	Other	948,092	917,724	30,368

	Sub-total	12,989,108	10,895,686	2,093,422

Other Securities Whose Interim Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost	Stocks	59,882	67,637	(7,754)
	Bonds	10,776,530	10,828,942	(52,411)
	Japanese Government Bonds	8,470,976	8,474,865	(3,889)
	Japanese Local Government Bonds	579,270	588,810	(9,540)
	Japanese Corporate Bonds	1,726,283	1,765,265	(38,982)
	Other	8,796,924	9,479,012	(682,088)
	Foreign Bonds	7,352,602	7,843,911	(491,309)
	Other Debt Purchased	20,909	21,459	(549)
	Other	1,423,413	1,613,641	(190,228)

	Sub-total	19,633,338	20,375,592	(742,254)

Total		32,622,446	31,271,278	1,351,167

(Note)	Unrealized Gains (Losses) includes ¥41,969 million which was recognized in the statement of income by applying the fair-value hedge method and others.

3.	Impairment (“Devaluation”) of Securities

Certain Securities other than Trading Securities (excluding Stocks and others without a quoted market price and Investments in Partnerships and others) are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as a loss for the six months ended September 30, 2024 (the fiscal year ended March 31, 2024). If the fair value has significantly deteriorated compared with the acquisition cost (including amortized cost), the difference is treated as impairment (devaluation) unless it is deemed that there is a possibility of a recovery in the fair value.

The amount of impairment (devaluation) for the fiscal year ended March 31, 2024 was ¥1,897 million.

The amount of impairment (devaluation) for the six months ended September 30, 2024 was ¥2,359 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

•	Securities whose fair value is 50% or less of the acquisition cost

•	Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower

Money Held in Trust

1.	Money Held in Trust Held to Maturity

There was no Money Held in Trust held to maturity.

2.	Other in Money Held in Trust (other than for investment purposes and held to maturity purposes)

As of March 31, 2024

	(Millions of yen)
	Consolidated Balance Sheet Amount	Acquisition Cost	Difference	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
Other in Money Held in Trust	30,298	30,298	—	—	—

(Note)

“Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost” and “Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost” are components of “Difference.”

As of September 30, 2024

	(Millions of yen)
	Interim Consolidated Balance Sheet Amount	Acquisition Cost	Difference	Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
Other in Money Held in Trust	28,198	28,198	—	—	—

(Note)

“Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Exceeds Acquisition Cost” and “Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost” are components of “Difference.”

Unrealized Gains (Losses) on Other Securities

Details of Unrealized Gains (Losses) on Other Securities on the interim consolidated balance sheet (consolidated balance sheet) are as follows:

As of March 31, 2024

(Millions of yen)
Amount
Difference between Acquisition Cost and Fair Value	1,289,605
Other Securities	1,289,605
(–) Deferred Tax Liabilities	345,248
Difference between Acquisition Cost and Fair Value, net of Taxes (Before adjusting for amount corresponding to Non-controlling Interests)	944,356
(–) Amount Corresponding to Non-controlling Interests	18,490
(+) Amount Corresponding to Net Unrealized Gains (Losses) on Other Securities Owned by Affiliated Companies, which is attributable to MHFG	3,948

Net Unrealized Gains (Losses) on Other Securities	929,815

(Notes)	1.	The difference between acquisition cost and fair value excludes ¥53,159 million in gains which were recognized in the statement of income for the fiscal year ended March 31, 2024 by applying the fair-value hedge method and others.
	2.	“Other Securities” includes translation differences regarding Stocks and others without a quoted market price and Investments in Partnerships and others.

As of September 30, 2024

(Millions of yen)
Amount
Difference between Acquisition Cost and Fair Value	1,321,817
Other Securities	1,321,817
(–) Deferred Tax Liabilities	359,554
Difference between Acquisition Cost and Fair Value, net of Taxes (Before adjusting for amount corresponding to Non-controlling Interests)	962,263
(–) Amount Corresponding to Non-controlling Interests	18,029
(+) Amount Corresponding to Net Unrealized Gains (Losses) on Other Securities Owned by Affiliated Companies, which is attributable to MHFG	3,045

Net Unrealized Gains (Losses) on Other Securities	947,280

(Notes)	1.	The difference between acquisition cost and fair value excludes ¥41,969 million in gains which were recognized in the statement of income for six months ended September 30, 2024 by applying the fair-value hedge method and others.
	2.	“Other Securities” includes translation differences regarding Stocks and others without a quoted market price and Investments in Partnerships and others.

Derivatives Information

Derivative Transactions not Qualifying for Hedge Accounting

With regard to derivative transactions not qualifying for hedge accounting, contract value or contractual principal equivalents, fair values and unrealized gains (losses) by type of transaction as of the interim consolidated balance sheet date (consolidated balance sheet date) are as follows. Contract value amounts do not indicate the market risk related to derivative transactions.

(1)	Interest Rate and Bond-Related Transactions

As of March 31, 2024

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Interest Rate Futures
	Sold	37,788,349	21,238,205	53,396	53,396
	Bought	28,970,907	12,283,860	(24,529)	(24,529)
	Interest Rate Options
	Sold	44,319,173	—	(4,492)	1,696
	Bought	50,624,457	—	3,759	(2,209)
	Bond Futures
	Sold	659,736	—	(794)	(794)
	Bought	221,669	—	446	446
	Bond Futures Options
	Sold	4,163	—	(14)	(14)
	Bought	8,924	—	9	7
Over-the-Counter	FRAs
	Sold	42,030,457	191,224	(81,481)	(81,481)
	Bought	39,284,809	—	64,006	64,006
	Interest Rate Swaps
	Receive Fixed /Pay Float	891,314,616	668,357,022	(5,427,344)	(5,427,344)
	Receive Float /Pay Fixed	876,119,658	660,917,661	5,372,001	5,372,001
	Receive Float / Pay Float	179,929,271	114,586,338	87,907	87,907
	Receive Fixed / Pay Fixed	558,272	533,640	15,187	15,187
	Interest Rate Options
	Sold	46,889,271	22,316,809	(110,642)	(110,642)
	Bought	43,926,246	22,527,951	178,845	178,845
	Bond Options
	Sold	587,447	—	(972)	382
	Bought	587,447	—	1,111	(211)
	Bond Other
	Sold	9,573	910	(15)	(15)
	Bought	19,683	—	89	89
Inter-Company or Internal Transactions	Interest Rate Swaps
	Receive Fixed /Pay Float	7,861,942	7,436,205	(134,156)	(134,156)
	Receive Float /Pay Fixed	12,214,796	9,458,212	454,543	454,543

Total		—	—	446,860	447,112

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of September 30, 2024

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Interest Rate Futures
	Sold	8,372,767	1,715,317	(13,352)	(13,352)
	Bought	7,226,561	1,175,452	16,303	16,303
	Interest Rate Options
	Sold	4,249,582	186,247	(2,421)	1,458
	Bought	5,404,319	186,733	3,784	(1,013)
	Bond Futures
	Sold	920,701	33,968	(430)	(430)
	Bought	460,264	30,774	242	242
	Bond Futures Options
	Sold	3,814	—	(5)	(4)
	Bought	1,982	—	2	0
Over-the-Counter	FRAs
	Sold	37,845,137	81,734	46,860	46,860
	Bought	35,428,617	—	(50,276)	(50,276)
	Interest Rate Swaps
	Receive Fixed / Pay Float	1,024,968,155	663,859,980	(4,280,350)	(4,280,350)
	Receive Float / Pay Fixed	1,009,988,203	647,376,955	4,473,113	4,473,113
	Receive Float / Pay Float	200,919,834	107,656,782	83,330	83,330
	Receive Fixed / Pay Fixed	564,116	482,592	13,935	13,935
	Interest Rate Options
	Sold	46,463,697	24,964,764	(114,310)	(114,310)
	Bought	45,513,416	26,137,230	169,828	169,828
	Bond Options
	Sold	522,055	—	(1,168)	463
	Bought	522,055	—	1,029	(596)
	Bond Other
	Sold	30,297	2,472	(3,889)	(3,889)
	Bought	12,849	—	3,785	3,785
Inter-Company or Internal Transactions	Interest Rate Swaps
	Receive Fixed / Pay Float	7,346,909	6,771,628	66,733	66,733
	Receive Float / Pay Fixed	13,647,293	10,827,048	170,749	170,749

Total		—	—	583,491	582,578

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.

(2)	Currency-Related Transactions

As of March 31, 2024

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	50,203	9,319	—	—
	Bought	197,127	20,544	—	—
Over-the-Counter	Swaps	120,636,212	90,244,387	219,374	296,610
	Forwards
	Sold	108,089,971	6,525,763	(1,412,278)	(1,412,278)
	Bought	52,762,441	2,917,497	1,229,165	1,229,165
	Options
	Sold	6,472,703	2,667,359	(228,129)	(154,368)
	Bought	6,241,773	2,660,018	94,730	16,244
Inter-Company or Internal Transactions	Swaps	4,487,905	2,236,392	764,453	33,291
	Forwards
	Bought	54,520	—	561	561

Total		—	—	667,878	9,226

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of September 30, 2024

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	68,656	11,404	—	—
	Bought	252,306	37,125	—	—
Over-the-Counter	Swaps	129,073,779	96,722,928	70,015	236,094
	Forwards
	Sold	107,471,834	7,834,037	629,356	629,356
	Bought	56,210,688	4,291,762	(835,321)	(835,321)
	Options
	Sold	6,394,961	3,091,659	(183,277)	(108,172)
	Bought	6,244,143	2,834,130	79,131	302
Inter-Company or Internal Transactions	Swaps	3,937,720	1,713,001	586,113	29,744
	Forwards
	Bought	48,879	—	(600)	(600)

Total		—	—	345,417	(48,595)

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.

(3)	Stock-Related Transactions

As of March 31, 2024

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Index Futures
	Sold	1,373,470	3,962	(24,620)	(24,620)
	Bought	205,661	41,837	9,427	9,427
	Index Futures Options
	Sold	2,134,813	200,019	(183,910)	(136,894)
	Bought	2,329,869	153,231	206,211	166,508
Over-the-Counter	Equity Linked Swaps	1,118,853	368,154	(19,243)	(19,243)
	Options
	Sold	3,815,757	1,173,442	(478,553)	(478,553)
	Bought	3,519,093	1,353,344	426,937	426,937
	Other
	Sold	70,643	49,431	47	47
	Bought	358,529	174,217	75,788	75,788

Total		—	—	12,085	19,399

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of September 30, 2024

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Index Futures
	Sold	1,488,084	5,510	(12,654)	(12,654)
	Bought	163,021	85,109	(1,872)	(1,872)
	Index Futures Options
	Sold	2,538,800	354,452	(183,334)	(115,477)
	Bought	2,375,139	308,816	169,291	114,546
Over-the-Counter	Equity Linked Swaps	1,216,313	484,920	26,189	26,189
	Options
	Sold	3,756,725	1,298,253	(436,432)	(436,432)
	Bought	3,736,906	1,476,066	326,640	326,640
	Other
	Sold	77,218	56,299	389	389
	Bought	535,868	160,884	78,310	78,310

Total		—	—	(33,471)	(20,359)

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.

(4)	Commodity-Related Transactions

As of March 31, 2024

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	202,317	40,848	(12,931)	(12,931)
	Bought	292,908	91,358	20,660	20,660
	Options
	Sold	757	—	(6)	18
	Bought	757	—	6	(18)
Over-the-Counter	Options
	Sold	324,193	121,411	(19,500)	(19,500)
	Bought	211,965	60,889	11,074	11,074

Total		—	—	(697)	(698)

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Commodities include oil, copper, aluminum and others.

As of September 30, 2024

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	182,521	63,184	12,800	12,800
	Bought	264,067	106,965	(16,512)	(16,512)
	Options
	Sold	—	—	—	—
	Bought	—	—	—	—
Over-the-Counter	Options
	Sold	298,874	112,024	5,726	5,726
	Bought	194,626	58,429	1,412	1,412

Total		—	—	3,426	3,426

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.
	2.	Commodities include oil, copper, aluminum and others.

(5)	Credit Derivative Transactions

As of March 31, 2024

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Over-the-Counter	Credit Derivatives
	Sold	10,144,977	8,890,776	146,809	146,809
	Bought	13,004,033	10,668,499	(112,708)	(112,708)

Total		—	—	34,101	34,101

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	“Sold” and “Bought” indicate assumption and cession of credit risk, respectively.

As of September 30, 2024

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Over-the-Counter	Credit Derivatives
	Sold	10,566,454	9,259,777	173,892	173,892
	Bought	12,986,078	11,034,224	(158,805)	(158,805)

Total		—	—	15,087	15,087

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.
	2.	“Sold” and “Bought” indicate assumption and cession of credit risk, respectively.

Revenue recognition

1.	Revenue breakdown information

	(Millions of yen)
	For the six months ended September 30, 2023	For the six months ended September 30, 2024
Ordinary Income	4,244,507	4,585,215
Fee and Commission Income	485,482	512,874
Deposits and Lending business (1)	163,103	161,834
Securities-related business	118,986	122,086
Remittance business	51,901	50,010
Trust-related business	33,795	35,503
Guarantee-related business (2)	20,979	21,913
Agency business	18,615	19,940
Fees for other customer services	78,101	101,585
Fiduciary Income	30,458	30,291
Other Ordinary Income (1)	3,728,566	4,042,050

Notes:

(1)	Part of these amounts are considered to be revenues from contracts that are within the scope of “Accounting Standard for Revenue Recognition.”
(2)	These amounts are revenues from contracts that do not meet the scope of “Accounting Standard for Revenue Recognition.”
(3)

In the above table, revenues that are within the scope of “Accounting Standard for Revenue Recognition” are mainly generated from “Retail & Business Banking Company,” “Corporate & Investment Banking Company” and “Global Corporate & Investment Banking Company.”

2.	Contract assets, contract liabilities and receivables from contracts with customers

The balances of contract assets, contract liabilities and receivables from contracts with customers are included in other assets and other liabilities in the interim consolidated balance sheet. The balance of contract assets, contract liabilities and receivables from contracts with customers at the current and previous interim consolidated balance sheet date are immaterial.

3.	Price allocated to remaining performance obligations

The amount of revenue expected to be recognized in subsequent fiscal years is not material in terms of amount for the six months ended September 30, 2024 and September 30, 2023. Contracts with a term of up to one year and contracts for which revenue can be recognized at the amount our group has the right to claim are not included as a subject in this note.

Business Segments Information, etc.

Business Segments Information

1.	Summary of reportable segments

MHFG has introduced an in-house company system based on the group’s diverse customer segments. The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company (RBC), the Corporate & Investment Banking Company (CIBC), the Global Corporate & Investment Banking Company (GCIBC), the Global Markets Company (GMC), and the Asset Management Company (AMC).

The services that each in-house company is in charge of are as follows:

RBC:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

CIBC:

Services for large corporations, financial institutions and public corporations in Japan

GCIBC:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

GMC:

Investment services with respect to interest rates, equities and credits, etc. and other services

AMC:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segments information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

2.

Calculating method of Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others, Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others, and Fixed Assets by reportable segment

The following information of reportable segments are based on internal management reporting.

Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others is the total amount of Interest Income, Fiduciary Income, Fee and Commission Income, Trading Income, Other Operating Income and Net Gains (Losses) related to ETFs and others.

Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others is the amount of which General and administrative Expenses (excluding Non-Recurring Losses and others), Equity in Income from Investments in Affiliates, and Amortization of Goodwill and others (including Amortization of Intangible Assets) are deducted from, or added to, Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others.

Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others relating to transactions between segments is based on the current market price.

Fixed Assets disclosed as asset information by segment are the total amount of Tangible Fixed Assets and Intangible Fixed Assets. Fixed Assets pertaining to Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. have been allocated to each segment.

3.

Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others, Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others, and Fixed Assets by reportable segment

For the six months ended September 30, 2023

	(Millions of yen)
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others (Note 2)
Gross Profits: (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others	347,965	261,694	344,458	285,131	27,590	64,421	1,331,259
General and Administrative Expenses (excluding Non-Recurring Losses and others)	308,739	104,051	178,129	153,814	17,121	34,328	796,182
Equity in Income from Investments in Affiliates	5,774	3,865	13,212	—	(957)	1,671	23,565
Amortization of Goodwill and others	3	407	432	—	3,237	164	4,243
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others	44,997	161,101	179,109	131,317	6,275	31,600	554,399
Fixed Assets	498,991	152,359	188,913	86,423	—	781,949	1,708,635

(Notes)	1.	“Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others” is reported instead of sales reported by general corporations. Net Gains (Losses) related to ETFs and others amounted to ¥18,339 million, of which ¥17,213 million is included in the GMC.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
	3.	“Others” in Fixed Assets includes assets of headquarters that have not been allocated to each segment, Fixed Assets pertaining to consolidated subsidiaries that are not subject to allocation, consolidated adjustments, and others. Among Fixed Assets that have not been allocated to each segment, some related expenses are allocated to each segment using reasonable criteria of allocation.
	4.	Following the change in allocation method for transactions between each segment and “Others” made in April 2024, reclassification was made on the above table to reflect the relevant change.

For the six months ended September 30, 2024

	(Millions of yen)
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others (Note 2)
Gross Profits: (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others	379,877	301,244	385,139	401,311	29,573	64,448	1,561,592
General and Administrative Expenses (excluding Non-Recurring Losses and others)	343,622	116,679	217,163	168,028	18,270	22,024	885,786
Equity in Income from Investments in Affiliates	4,291	5,860	13,457	—	240	3,923	27,771
Amortization of Goodwill and others	3	412	3,187	—	3,058	290	6,950
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others	40,543	190,013	178,246	233,283	8,485	46,056	696,626
Fixed Assets	549,265	150,555	188,313	87,803	—	873,161	1,849,097

(Notes)	1.	“Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others” is reported instead of sales reported by general corporations. Net Gains (Losses) related to ETFs and others amounted to ¥40,893 million, of which ¥37,242 million is included in the GMC.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
	3.	“Others” in Fixed Assets includes assets of headquarters that have not been allocated to each segment, Fixed Assets pertaining to consolidated subsidiaries that are not subject to allocation, consolidated adjustments, and others. Among Fixed Assets that have not been allocated to each segment, some related expenses are allocated to each segment using reasonable criteria of allocation.

4.

The difference between the total amounts of reportable segments and the recorded amounts in the Interim Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above amount of Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others and that of Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others derived from internal management reporting by reportable segment are different from the amounts recorded in the Interim Consolidated Statement of Income.

The contents of the difference for the period are as follows:

(1)	The total of Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others of Segment Information and Ordinary Profits

	(Millions of yen)
	For the six months ended September 30, 2023	For the six months ended September 30, 2024
Gross Profits: (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others	1,331,259	1,561,592
Net Gains (Losses) related to ETFs and others	(18,339)	(40,893)
Other Ordinary Income	102,938	208,950
General and Administrative Expenses	(782,989)	(877,168)
Other Ordinary Expenses	(58,775)	(105,401)

Ordinary Profits	574,093	747,079

(2)

The total of Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others of Segment Information and Income before Income Taxes recorded in the Interim Consolidated Statement of Income

	(Millions of yen)
	For the six months ended September 30, 2023	For the six months ended September 30, 2024
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others	554,399	696,626
General and Administrative Expenses (Non-Recurring Losses)	17,436	15,568
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(10,287)	(10,966)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	(781)	25,653
Net Gains (Losses) related to Stocks - Net Gains (Losses) related to ETFs and others	16,257	39,062
Net Extraordinary Gains (Losses)	22,229	44,079
Others	(2,930)	(18,865)

Income before Income Taxes recorded in the Interim Consolidated Statement of Income	596,323	791,158

Related Information

For the six months ended September 30, 2023

1.	Information about Geographic Areas

(1)	Ordinary Income

(Millions of yen)
Japan	Americas	Europe	Asia/Oceania excluding Japan	Total
1,193,566	2,089,928	416,185	544,827	4,244,507

(Notes)	1.	The above table shows Ordinary Income in lieu of sales of non-financial companies.
	2.	Ordinary income is segmented by country and region based on the location of our group office in consideration of geographical proximity, similarity of economic activities, and interrelationship of business activities.
	3.	In Americas, the U.S. accounted for ¥2,032,681 million for the six months ended September 30, 2023.

(2)	Tangible Fixed Assets

Information on tangible fixed assets by geographical areas as of September 30, 2023 is not disclosed since tangible fixed assets in Japan accounted for more than 90% of tangible fixed assets.

2.	Information about Major Customers

Information about major customers is not disclosed since there are no outside customers that accounted for more than 10% of Ordinary Income of the Company.

For the six months ended September 30, 2024

1.	Information about Geographic Areas

(1)	Ordinary Income

(Millions of yen)
Japan	Americas	Europe	Asia/Oceania excluding Japan	Total
1,926,063	1,706,658	437,401	515,092	4,585,215

(Notes)	1.	The above table shows Ordinary Income in lieu of sales of non-financial companies.
	2.	Ordinary income is segmented by country and region based on the location of our group office in consideration of geographical proximity, similarity of economic activities, and interrelationship of business activities.
	3.	In Americas, the U.S. accounted for ¥ 1,572,479 million for the six months ended September 30, 2024.

(2)	Tangible Fixed Assets

(Millions of yen)
Japan	Americas	Europe	Asia/Oceania excluding Japan	Total
971,269	85,597	9,651	26,923	1,093,441

2.	Information about Major Customers

Information about major customers is not disclosed since there are no outside customers that accounted for more than 10% of Ordinary Income of the Company.

Information about Impairment Loss on Tangible Fixed Assets by Reportable Segment

For the six months ended September 30, 2023

	(Millions of yen)
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others
Impairment Loss	198	53	13	8	—	49	321

For the six months ended September 30, 2024

	(Millions of yen)
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others
Impairment Loss	197	50	48	11	—	1,258	1,564

Information about Amortization and Unamortized Balance of Goodwill by Reportable Segment

For the six months ended September 30, 2023

	(Millions of yen)
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others
Amortization of Goodwill	3	407	152	—	1,902	(548)	1,915
Unamortized Balance of Goodwill	58	10,088	3,422	—	34,682	0	48,250

(Note)	Following the change in allocation method for transactions between each segment and “Others” made in April 2024, reclassification was made on the above table to reflect the relevant change.

For the six months ended September 30, 2024

	(Millions of yen)
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others
Amortization of Goodwill	3	412	1,746	—	1,334	103	3,598
Unamortized Balance of Goodwill	53	9,265	67,670	—	32,014	(0)	109,001

Information about Gain on Negative Goodwill Incurred by Reportable Segment

For the six months ended September 30, 2023

There is no applicable information.

For the six months ended September 30, 2024

There is no applicable information.

Per Share Information

1.	Net Assets per Share of Common Stock and its basis used for calculation

		As of March 31, 2024	As of September 30, 2024
Net Assets per Share of Common Stock	Yen	4,037.28	4,213.73
(The basis used for calculating Net Assets per Share of Common Stock)
Total Net Assets	Millions of yen	10,312,135	10,761,319
Deductions from Total Net Assets	Millions of yen	79,597	79,672
Stock Acquisition Rights	Millions of yen	5	5
Non-Controlling Interests	Millions of yen	79,591	79,667
Net Assets related to Common Stock at the end of the period/the fiscal year	Millions of yen	10,232,538	10,681,646
Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated, at the end of the period/the fiscal year	Thousands of shares	2,534,510	2,534,958

2.	Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:

		For the six months ended September 30, 2023	For the six months ended September 30, 2024
(1) Net Income per Share of Common Stock	Yen	164.03	223.35
(The basis used for calculating Net Income per Share of Common Stock)
Profit Attributable to Owners of Parent	Millions of yen	415,753	566,141
Amount not attributable to Common Stock	Millions of yen	—	—
Profit Attributable to Owners of Parent related to Common Stock	Millions of yen	415,753	566,141
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	2,534,579	2,534,759

(2) Diluted Net Income per Share of Common Stock	Yen	164.03	223.35
(The basis used for calculating Diluted Net Income per Share of Common Stock)
Adjustment to Profit Attributable to Owners of Parent	Millions of yen	—	—
Increased Number of Shares of Common Stock	Thousands of shares	2	2
Stock Acquisition Rights	Thousands of shares	2	2
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects		—	—

(Note)	In the calculation of Net Assets per share, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted from the total number of issued shares at the end of the period/the fiscal year. The number of such Treasury Stock shares deducted at the end of the previous fiscal year (March 31, 2024) was 2,910 thousand, and the number of such Treasury Stock shares deducted at the end of the period (September 30, 2024) was 2,377 thousand.

In the calculation of Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock, such Treasury Stock shares are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average number of such Treasury Stock shares deducted during the six months ended September 30, 2023 was 2,860 thousand, and the average number of such Treasury Stock shares deducted during the six months ended September 30, 2024 was 2,618 thousand.

II. Others

There is no applicable information.

Subsequent Events

MHFG resolved at the meeting of its Board of Directors held on November 14, 2024 to repurchase its common stock pursuant to the provisions of Article 156, Paragraph 1 of the Companies Act and in accordance with the provisions of Article 459, Paragraph 1 of the Companies Act and Article 47 of its Articles of Incorporation, and cancel the repurchased common stock pursuant to Article 178 of the Companies Act.

(1)	Reason for the Repurchase and cancellation of Common Stock

MHFG maintains a capital policy of pursuing the optimum balance between capital adequacy, growth investment and enhancement of shareholder returns. In accordance with this initiative, MHFG set forth its shareholder return policy pursuant to which progressive dividends are its principal approach while also executing flexible and intermittent share buybacks considering our business results and capital adequacy, our stock price and the opportunities for growth investment.

(2)	Outline of Repurchase

i.	Stock to be repurchased:	MHFG common stock

ii.	Aggregate shares to be repurchased:	Up to a maximum of 50,000,000shares

(1.9% of the number of issued shares excluding treasury stock as of September 30, 2024)

iii.	Aggregate amount of repurchase price:	Up to a maximum of ¥100,000,000,000

iv.	Repurchase period:	From November 15, 2024 to February 28, 2025

v.	Repurchase method:	Market purchase utilizing trust method

(3)	Outline of Cancellation

i.	Type of stock to be cancelled:	MHFG common stock

ii.	Number of shares to be cancelled:	All of the common stock repurchased as stated in item 2 above

iii.	Scheduled cancellation date:	March 21, 2025